Exhibit 1
Westport Innovations Inc.
ANNUAL INFORMATION FORM
for the year ended March 31, 2009
101 — 1750 West 75th Avenue
Vancouver, British Columbia V6P 6G2
Tel: 604.718.2000
Fax: 604.718.2001
www.westport.com
Effective date: June 1, 2009

TABLE OF CONTENTS

FORWARD-LOOKING INFORMATION	3
CORPORATE STRUCTURE	5
OUR BUSINESS	5
OVERVIEW	5
GENERAL DEVELOPMENTS	7
STRATEGY	9
OPERATIONS	12
5.9 LITRE TO 8.9 LITRE ALTERNATIVE FUEL ENGINES	12
15 LITRE NATURAL GAS ENGINES & FUEL SYSTEMS	14
2.0 LITRE & 2.4 LITRE ALTERNATIVE FUEL ENGINES & FUEL SYSTEMS	16
TECHNOLOGY	17
INTELLECTUAL PROPERTY	19
COMPETITIVE CONDITIONS	20
GOVERNMENT FUNDING	21
HUMAN RESOURCES AND POLICIES	21
SOCIAL AND ENVIRONMENTAL POLICIES	22
SHARE CAPITAL	24
DIVIDEND POLICY	24
MARKET FOR COMMON SHARES	24
DESCRIPTION OF CAPITAL STRUCTURE	25
DESCRIPTION OF COMMON SHARES	26
PRIOR SECURITIES ISSUED	26
DIRECTORS AND EXECUTIVE OFFICERS	26
DIRECTOR BIOGRAPHIES	28
EXECUTIVE OFFICER BIOGRAPHIES	31
SHAREHOLDINGS OF DIRECTORS AND OFFICERS	32
CONFLICTS OF INTEREST	32
RISK FACTORS	32
AUDIT COMMITTEE MATTERS	42
MANDATE OF THE AUDIT COMMITTEE	42
NON-AUDIT SERVICES	44
EXTERNAL AUDITORS’ SERVICE FEES	44
ADDITIONAL INFORMATION	45
LEGAL PROCEEDINGS	45
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45
TRANSFER AGENT AND REGISTRAR	45
MATERIAL CONTRACTS	46
INTERESTS OF EXPERTS	48
ADDITIONAL INFORMATION	49
SCHEDULE “A”	50

FORWARD-LOOKING INFORMATION
Certain statements contained in this Annual Information Form (“AIF”) and in certain documents incorporated by reference in this AIF, constitute “forward-looking statements”. When used in this document, the words “may”, “would”, “could”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect”, “project” and similar expressions, as they relate to us or our management, are intended to identify forward-looking statements. In particular, this AIF contains forward-looking statements pertaining to the following:
•	the future demand for Cummins Westport Inc. (“CWI”) products and Westport products;
•	the penetration of our existing markets and expansion of those markets;
•	our ability to successfully launch our high-pressure direct-injection technology commercially;
•	our ability to exploit and protect our intellectual property;
•	our capital expenditure programs;
•	the future desirability and use of natural gas as an alternative fuel;
•	commodity prices and the fuel price differential between natural gas and diesel;
•	ongoing relationships between us and our business partners;
•	our ability to continue to compete with our competitors and their technologies;
•	the capital and operating costs of vehicles using our technologies relative to alternative technologies;
•	continuing growth in the transportation sector and in the natural gas engine market;
•	profit margins and production costs of engines incorporating our technologies;
•	the further development of infrastructure supporting the application of natural gas as an alternative fuel;
•	increasing penetration of our technologies in key markets within the transportation sector and in key geographic markets;
•	increasingly stringent environmental regulation in the future;
•	ongoing availability of government incentives and mandates for our technology;
•	our ability to attract and retain personnel;
•	demand for engines incorporating our technologies by the Ports of Los Angeles and Long Beach, California (the “San Pedro Bay Ports” or the “Ports”);
•	production capacity and methods for our liquefied natural gas (“LNG”) system;

•	increasing commercialization of our technologies;
•	expansion of our product offerings;
•	our estimates and assumptions used in our accounting policies, and accruals, including warranty accruals, and financial condition;
•	our adoption, timing, and ability to meet certain accounting and regulatory standards;
•	the ability of our products to adapt to the use of biogas and manufactured fuels, including hydrogen, as fuels; and
•	our compliance with environmental regulations.
Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this AIF and in the documents incorporated by reference into this AIF and other unforeseen risks, including, without limitation:
•	market acceptance of our products;
•	product development delays;
•	delays in contractual commitments;
•	changing environmental regulations;
•	the ability to attract and retain business partners;
•	future levels of government funding and incentives;
•	competition from other technologies;
•	the ability to provide the capital required for research, product development, operations and marketing;
•	and those risks discussed in this AIF under the heading “Risk Factors”.
You should not rely on any forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as otherwise required by law.
Unless specifically stated otherwise, all dollar amounts set forth in this AIF are in Canadian dollars. ON MARCH 31, 2009, THE BANK OF CANADA CLOSING RATE FOR ONE UNITED STATES DOLLAR WAS $1.26 CANADIAN DOLLARS.

CORPORATE STRUCTURE
In this AIF, references to “Westport”, “the Company”, “we”, “us” and “our” may refer to Westport Innovations Inc., its subsidiaries and its joint ventures, collectively, unless the context otherwise requires.
Westport Innovations Inc.’s governing corporate statute is the Business Corporations Act (Alberta). Our head office and principal place of business is at 101 — 1750 West 75th Avenue, Vancouver, British Columbia V6P 6G2. Our registered office is at 4500 Bankers Hall East, 855 — 2nd Street S.W., Calgary, Alberta T2P 4K7.
We have one material subsidiary, Westport Power Inc. (“WPI”), which is 100% wholly-owned and incorporated pursuant to the Business Corporations Act (British Columbia). In addition, we own 100% of the voting securities of Westport Fuel Systems Inc., a Delaware corporation; 100% of the voting securities of Westport Innovations (Australia) Pty. Ltd., a Victoria, Australia corporation; and 100% of the voting securities of Westport Innovations (Hong Kong) Limited, a Hong Kong, China corporation. We, through WPI, hold 50% of the voting securities of Cummins Westport Inc. (“CWI”), a Delaware corporation; 50% of the voting securities of BTIC Westport Inc. (“BWI”), a Chinese corporation and 49% of the voting securities of Juniper Engines Inc. (“Juniper”), a British Columbia corporation. As at March 31, 2009, we owned 184,311 shares of common stock of Clean Energy Fuels Corp. (a publicly-listed Delaware corporation based in Seal Beach, California) with a market value of approximately US$1.1 million based on the NASDAQ closing price of US$6.09 per share on March 31, 2009.
OUR BUSINESS
The following section contains forward-looking information in respect of our operations. Readers are referred to the cautionary statements respecting forward-looking information on Page 3 of this AIF.
OVERVIEW
We are engaged in the research, development and marketing of high performance, low-emission engine and fuel injection systems that utilize alternative gaseous fuels such as natural gas, propane or hydrogen. We develop technology and products that enable light, medium and heavy-duty diesel engines to run primarily on compressed natural gas (“CNG”) or liquefied natural gas (“LNG”), giving users a cleaner, more plentiful and generally less expensive alternative fuel when compared to diesel. Over the longer term, if alternative renewable energy sources such as biogas or manufactured fuels, including hydrogen, emerge as cost-competitive options, we expect our gaseous-fuelled engine technologies, system and experience will position us to exploit new low-carbon fuels as they emerge. We work with strategic partners, which include some of the leading diesel engine and truck original equipment manufacturers (“OEMs”), to develop, manufacture and distribute our engines, and we sell to a diverse group of leading truck and bus OEMs around the world. Our products are designed to offer environmental and economic benefits with strong operational performance. Over 20,000 natural gas and propane engines have been sold to date, operating in over 20 countries. We have four strategic pillars: CWI, which is focused on natural gas engine applications for urban fleets ranging from 5.9L to 8.9L; Westport Heavy Duty, which is focused on LNG systems for heavy-duty trucks; Juniper Engines, which is focused on 2.0L and 2.4L industrial engines; and Weichai Westport, which is focused on developing heavy-duty engines in China. Outside its four individual pillars, Westport’s corporate development efforts focus on the creation of new alliances and joint ventures, market development projects, and monetization of our significant patent portfolio.

CWI is a 50:50 joint venture with Cummins Inc. (“Cummins”), one of the world’s largest manufacturers of diesel engines. CWI develops and produces 5.9 to 8.9-litre engines utilizing gaseous fuels. CWI’s engines are offered globally by more than 50 OEMs of transit and shuttle buses, conventional trucks and tractors, refuse collection trucks, as well as specialty vehicles such as short haul port drayage trucks, material handling trucks, street sweepers and vehicles for selected industrial applications. CWI’s goal is to offer a superior combination of performance, emissions characteristics and life-cycle cost savings when compared with engines that operate on diesel fuel, gasoline or other alternatives. In 2007, CWI launched its newest engine, the ISL G, which was the first engine to meet EPA 2010 emission requirements. The revenue generated by CWI, as a percentage of consolidated revenue, for the fiscal years ended 2008 and 2009 is 94% and 90% respectively.
Outside of CWI, Westport is engaged in the development, design and marketing of natural gas enabling technology for the heavy-duty diesel engine and truck market. In 2007, we launched a direct injection LNG system for heavy-duty trucks offering class-leading emissions performance while maintaining diesel-equivalent horsepower, torque, and fuel efficiency. Our LNG systems for heavy-duty trucks are sold through Westport Power Inc. We have a technology partnership with Cummins that enables us to develop natural gas enabling technology for Cummins heavy-duty truck engines. Our LNG system solution, available to customers since early 2007, leverages the Cummins ISX 15-litre diesel engine equipped with (i) our proprietary natural gas fuel injectors known as High Pressure Direct Injection (“HPDI”) technology; (ii) our proprietary fuel pumps provided by Cryostar SAS (“Cryostar”), a division of The Linde Group; (iii) proprietary control units; and (iv) onboard LNG storage tanks designed and patented by us and manufactured by BWI, our 50:50 joint venture with Beijing Tianhai Industry Co. (“BTIC”), a Sino-Korean company located in Beijing. We also work with Clean Energy Fuels Corp., North America’s largest natural gas refuelling company, and other fuel suppliers around the world to provide access points for LNG and CNG refuelling stations.
On October 26, 2007, we announced the formation of Juniper, a 49:51 equity joint venture, with OMVL SpA (“OMVL”), an Italian company that designs, manufactures and markets complete fuelling systems for new vehicles and for the aftermarket conversion of engines from gasoline (petrol) to CNG and liquefied petroleum gas (“LPG”). Westport invested $1.5 million in Juniper on April 1, 2008, giving Westport the right to 49% of Juniper’s future profits and losses. The joint venture designs, produces and sells alternative fuel engines in the sub-5 litre class for global applications.
Juniper’s engines, initially targeting the OEM forklift market and fuelled with LPG, will be fully integrated, high performance, low-emission solutions. The first Juniper products are based on the Hyundai Motor Company’s 2.0 litre and 2.4 litre industrial engine platforms, and OMVL’s LPG multipoint injection technology. Juniper will be the manufacturer of record and the products are designed to meet U.S. Environmental Protection Agency (“EPA”) and California Air Resources Board (“CARB”) standards for 2010. The products are expected to be available in the second half of 2009.
In July 2008, Westport signed a 30-year joint venture agreement with Weichai Power Co., Ltd. and Hong Kong Peterson (CNG) Equipment Limited, creating a new entity, Weichai Westport Inc. (“WWI”) The joint venture company will research, develop, design, manufacture, market, distribute, and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications. In China, the demand for cleaner fuel with economic advantages over traditional fuels, such as natural gas, is increasing, with an estimated 185,000 natural gas vehicles already in China and a growing infrastructure to support them.

We expect to further penetrate our markets in the current year due in part to the macroeconomic drivers around alternative fuels and our industry relationships developed over the last twelve years. Through CWI, we are able to leverage Cummins’ extensive manufacturing capabilities, sales and marketing efforts, distribution networks, and aftermarket service and support to sell into mid-range engine markets while incurring manageable overhead costs and minimizing working capital requirements for us. We intend to use a similar scalable model working with PACCAR and other partners to launch our LNG systems for heavy-duty trucks.
While focusing firm-wide resources on developing our products and strategic relationships, we have accumulated a significant portfolio of patents, which we believe creates barriers to entry for competing technologies. Additionally, we expect to selectively monetize our patent assets through licensing agreements. We have already been successful in achieving licensing revenue for our proprietary pump technology. We will continue to rely on a combination of patents, trade secrets, trademarks, copyrights, and contracts to protect our proprietary technology and position in the marketplace.
GENERAL DEVELOPMENTS
On December 10, 2008, Westport and PACCAR Australia Pty Ltd. announced that the companies will develop and commercialise liquefied natural gas (LNG) Kenworth trucks for the Australian market. Australia’s Kenworth Trucks, a division of PACCAR, plans to begin factory-installed production beginning with the T908, K108 and T408SAR truck chassis and roll out across additional models into the future.
On October 14, 2008, Peterbilt Motors Company, a division of PACCAR Inc., announced that the company will offer three new liquefied natural gas (LNG) configurations on its Models 387, 386 and 367 in 2009. The factory-installed LNG system is part of a joint agreement between Peterbilt and Westport to provide natural gas versions of select Peterbilt aerodynamic and vocational vehicles.
On August 14, 2008, we filed a final prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with an initial public offering of Westport common shares in the United States on the NASDAQ Stock Market. We raised $57 million (US$54 million) in gross proceeds and began trading on the NASDAQ Stock Market on August 15th.
On July 21, 2008, we consolidated our common shares on a three and one-half-to-one (3.5:1) basis. Trading in our common shares commenced on a post-consolidation basis on the Toronto Stock Exchange on July 24, 2008. No fractional common shares were issued in connection with the consolidation, and all such fractional interests were rounded down to the nearest whole number of common shares.
On July 16, 2008, we announced that we had entered into a 30-year joint venture agreement with Weichai Power and Hong Kong Peterson to form Weichai Westport Inc. WWI is engaged in the research, development, design, manufacture, marketing, distribution and sales of advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy-duty trucks, power generation and shipping applications.

Under the terms of the WWI joint venture agreement, our initial investment in WWI is expected to be approximately $5.3 million (30 million RMB), and entitling Westport to a 35% equity interest in WWI. Weichai Power and Hong Kong Peterson hold 40% and 25% equity interests in WWI, respectively. The board of directors of WWI is composed of five directors. We and Weichai Power each appoint two members each to the board of directors of WWI and Hong Kong Peterson appoints one. The Chair of the board of WWI rotates between Weichai Power and Westport after each three-year term, with Weichai Power appointing the first board Chair. As at the date of this AIF, our investment in the joint venture is still awaiting formal Chinese government approval.
On July 14, 2008, we announced that we had entered into a development agreement with a leading European engine manufacturer relating to our proprietary HPDI fuel system operating with natural gas and biogas. We and the European engine manufacturer are working together to integrate and test our HPDI fuel system on their engine platforms. The development work is expected to last 12 to 18 months from the date of signing.
On July 3, 2008, Westport announced the completion of the issuance of an aggregate of 15,000 debenture units for aggregate gross proceeds of $15 million. J.F. Mackie & Company Ltd. acted as the sole underwriter for this offering. Each debenture unit consists of $1,000 principal amount, 9% unsecured subordinated debentures maturing on July 3, 2011 and 180 common share purchase warrants. Each warrant entitles the holder to purchase one common share of Westport at an exercise price of $18.72 on or before July 3, 2010. During the 12 months ended March 31, 2009, we recognized $1.9 million in interest and amortization expense associated with this issuance and paid $0.6 million in interest.
In January 2008, we announced that the Kenworth Truck Company (“Kenworth”), a division of PACCAR Inc., will begin production in 2009 of Kenworth T800 LNG trucks with our LNG fuel system technology adapted for the Cummins ISX 15-litre engine at Kenworth’s manufacturing facility in Renton, Washington. LNG truck manufacturing is now in transition to the plant in Mexicali, Mexico. In order to support the Kenworth factory initiative, we invested approximately $3.8 million in a new LNG Fuel System Assembly Centre in the Metro Vancouver area, which was substantially completed in the fall of 2008.
On June 12, 2006, we agreed to issue up to $22.1 million in convertible notes to fund our operations. More information on this transaction can be found in the “Material Contracts” section of this AIF, on www.sedar.com or in our press release dated June 12, 2006. During the fiscal year ended March 31, 2008, the holders of the convertible notes exercised the conversion option and all of the associated warrants. As an inducement for conversion of the convertible notes, we agreed to pay approximately $0.9 million, an amount equal to 50% of the interest that would otherwise have been payable on the notes on December 31, 2007 and June 30, 2008, had the notes not been converted.

STRATEGY
Our objective is to enhance and protect our position as a leading provider of alternative technology fuel systems for diesel applications using gaseous fuels such as natural gas, propane or hydrogen both domestically and globally. In order to achieve this goal, we have focused our efforts on the following business strategies:
Continue to Profitably Grow CWI
We believe CWI is a leading provider of 5.9 to 8.9-litre natural gas engines. Since 2004, CWI revenues, expressed in U.S. dollars to exclude foreign exchange distortions, have grown at more than 30% compounded annually on a calendar year basis in the same period from breakeven in 2004. We believe this is a result of providing a quality product for the natural gas market, providing superior customer service and an increasing number of customers around the world recognizing the advantages. There are economic benefits due to the inherent difference in fuel prices between diesel and natural gas and environmental advantages of using engines that run on natural gas compared to diesel fuel. In the U.S., customers are interested in achieving energy security and qualifying for federal tax incentives as well as fulfilling EPA emissions requirements. We anticipate continued demand for CWI engines given their performance and emissions characteristics, and their life-cycle cost advantages. We anticipate further market penetration by CWI’s natural gas engines in new geographies globally, attracting new customers in the bus, including shuttle and transit, and refuse truck markets, and adoption by new markets such as the container port delivery trucks and yard hostler markets as well as school buses. We also anticipate increasing CWI penetration levels in both the bus fleet and refuse truck markets as economic benefits of natural gas increase in addition to the development of biomethane, such as landfill gas, as an alternative fuel for vehicle applications. We expect CWI’s operating leverage, mature technology and fixed cost fulfillment process to help improve CWI’s operating profitability.
Accelerate Commercialization of Westport HD
In March 2007, Westport began to deliver its first LNG engine systems for heavy-duty trucks. This product has been in development since 1999 and has undergone extensive testing and field trials in Canada, Australia and California. To March 31, 2009 we have sold 175 Westport HD systems since launch in North America and Australia. We have signed agreements with Kenworth Trucks and Peterbilt, both divisions of PACCAR Inc., to begin assembly line production of the Kenworth T800 and Peterbilt 386, 387, and 367 trucks equipped with our Westport HD system including the LNG fuel system and 15-litre GX engine for the San Pedro Bay Ports and other customers. In February 2009, Wal-Mart Stores, Inc. (“Wal-Mart”) announced that four LNG-fuelled Peterbilt Motor Company trucks will be evaluated while in service. The Ports, under their Clean Air Action Plan, are targeting the replacement of over 10,000 trucks serving the port and have a stated goal that at least 50% of new trucks will be fuelled with natural gas. There are two heavy-duty trucks that qualify for the Ports’ Clean Truck Program and both utilize Westport HD technology, Kenworth and Peterbilt Trucks. Qualified mid-range trucks for the Ports’ program include Daimler trucks, Kenworth and Peterbilt using a CWI engine.
On May 8, 2009, the Los Angeles Harbor Commission announced it had approved up to $44.2 million in Port funding toward the 2009 Clean Truck Incentive Program at the Port of Los Angeles. With the Port’s 1,000-truck goal for 2009 (900 LNG/CNG trucks and 100 electric trucks) costing up to $100 million, the Port is applying for grants from the U.S. Department of Energy, the California Air Resources Board, and the California Energy Commission.
On May 18, 2009 the Port of Long Beach announced that it had approved $42.5 million in funding for subsidized leases and grants in its $42.5 million Clean Truck Financing Program to help truck owners meet the program’s 2009 requirements. The announced plan offers a $105,000 grant for purchases of approved LNG trucks, and a $137,000 subsidy of LNG truck leases, paid over a 7 year period.

Another region where we believe that market conditions are favourable for LNG trucks is Australia. A significant market driver in Australia is the availability of low-cost feed gas for LNG production that could provide strong financial incentives for heavy-duty trucking fleets, mines, and other high fuel use applications to operate with our LNG system-equipped engines. In November 2008, Kenworth Trucks (a division of PACCAR Australia Pty Ltd) announced that it would offer three new LNG configurations on its models T408SAR, K108, and T908 chassis.
Leverage Our Partners’ Resources
Our strong relationships not only create a barrier to entry for competitors who do not have comparable relationships, they also allow us to achieve significant operating leverage as we utilize our partners’ manufacturing, distribution, and sales and marketing capabilities. CWI engines, for example, are manufactured or assembled at Cummins plants in the United States, China and India, allowing CWI to spread production of its engines without incurring any capital costs. CWI also leverages Cummins’ supply chain, back office systems and distribution and sales networks. This leverage allows CWI to grow revenues and gross margins faster than expenses. For LNG systems for heavy-duty applications, we have established key alliances with Kenworth, a pre-eminent truck manufacturing company for manufacturing, distribution and sales, Cummins, one of the largest diesel engine manufacturers in the world for the supply of engines, BTIC, a Sino-Korean manufacturer of LNG fuel tanks for Westport HD’s LNG fuel system, and Cryostar for fuel pumps. We plan to use a similar model of maximizing our partners’ abilities and expertise in manufacturing, distribution and sales. We are pursuing additional North American and international strategic alliances to continue to accelerate our market penetration and increased adoption of our technologies.
Focus on Geographic Expansion by Penetrating Key Markets in Asia and Europe
China is one of the world’s largest markets for all types of road vehicles, and its heavy-duty truck (>16 tonne) market is already approximately as large as those in Europe and North America. China’s vehicle production has more than doubled in the past five years, while production in Germany, Japan, and the U.S. is nearly flat or declining. Assuming that current trends continue, within five to ten years China could be both the world’s largest consumer and producer of motor vehicles.

China is focused on moderating the impacts of rapid urbanization and tremendous vehicle growth. Natural gas engines are well positioned to increase market share due to lower environmental impact compared to diesel engines. CWI supplies customers in China with high performance CNG bus engines and has expanded beyond Beijing into several other Chinese cities. An additional focus for growth in Asia will be exports of our CWI engines through Chinese OEMs to other countries in Southeast Asia and South America. We also focus on promising markets in other parts of Asia, such as India. According to the International Association for Natural Gas Vehicles, an industry association, 2005 data showed Pakistan third and India fifth in terms of total numbers of natural gas vehicles, while Delhi, India has one of the world’s largest natural gas bus fleets. On October 15, 2008, CWI and Cummins India Ltd. (“CIL”) announced that the Delhi Transport Corporation (“DTC”) had ordered 3,125 natural gas buses equipped with CWI’s B Gas Plus engines. The 230 horsepower B Gas Plus engines, powered by compressed natural gas (CNG), are licensed by CWI and manufactured by CIL.
European regulators have implemented some of the most aggressive responses to air quality issues and climate change concerns, and are concurrently promoting increased use of natural gas in vehicles. We believe the opportunities are strong in Europe’s transit, refuse, and urban truck markets. CWI engines are already being offered in vehicles produced by Renault Trucks SAS of France, and have also been sold for transit applications in Eastern Europe.
Expand OEM and Market Availability
We are also focused on developing new OEM and supply relationships. We cooperate or have cooperated on fuel delivery system development programs with a number of companies and are continuing discussions with a number of the world’s leading truck and engine OEMs to develop products for their markets. As an example, on July 14, 2008, Westport signed an agreement with a leading European engine manufacturer to integrate and test Westport’s HPDI fuel system on their engine platforms. In addition to the European engine testing, Westport and Weichai Power in China signed a joint venture agreement to develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy duty trucks, power generation and shipping applications.
We have previously developed technologies for the power generation market and we also believe that our technologies and systems can be applied to off-road vehicles such as mine-haul trucks, and to marine and rail transportation.
Continue to Leverage Our Intellectual Property Portfolio
We are pursuing opportunities to leverage our significant intellectual property portfolio to develop new products, achieve stronger market penetration and increase our revenue streams. Westport and CWI have already realized the revenue opportunities with a licensing model through relationships with Cummins India Limited (“CIL”), Dongfeng Cummins Engine Company Ltd. (“DCEC”) and Cryostar. We are currently in discussions with several international partners to provide our technology under a licensing agreement.
Expand Our Product Offering by Adapting Our Technology for Other Alternative Fuels
Our products are built on an alternative fuel platform that leverages the abundant global supply of natural gas. Over the longer term, if alternative renewable energy sources such as biogas or manufactured fuels, including hydrogen, hydrogen-natural gas blends, and dimethyl ether emerge as cost-competitive options, we expect our gaseous-fuelled engine technologies, system and experience will position us to exploit such new low-carbon fuels as they emerge.

In order to maintain technology leadership in the gaseous fuel combustion area, we are working to adapt our technology with hydrogen and other alternative fuels. We have been working with Ford Motor Company (“Ford”) and Bayerische Motoren Werke AG (“BMW”) on hydrogen injection technologies and products.
OPERATIONS
CWI designs, engineers and produces natural gas engines based on Cummins diesel engine platforms, primarily for the urban bus, refuse and truck markets. Westport provides a comprehensive technology and fuel system (Westport HD) to the heavy-duty truck market that allows heavy-duty diesel vehicles to run on primarily natural gas (LNG).
5.9 LITRE TO 8.9 LITRE ALTERNATIVE FUEL ENGINES
CWI’s existing engine products are based on Cummins diesel platforms, featuring spark-ignited technology designed for transit, shuttle and school bus and truck applications. We believe that because of inherent advantages in low-emission internal combustion natural gas engines, CWI products can offer lower life cycle costs in a number of applications compared to conventional and other alternative-fuel engine products. CWI engines compete with conventional and alternative-fuel engines on a number of different factors including reliability, performance, price, service, parts availability, and other factors. CWI believes its engines have a strong competitive advantage over other alternative fuel engines. CWI is already the leading supplier of natural gas engines to North American transit and city fleets, and the outlook for product markets is promising.
CWI has five engines in commercial production today: the ISL G, C Gas Plus, B Gas Plus, B LPG Plus, and B Gas International (“BGI”).
The ISL G was introduced in 2007 and is the world’s first engine for bus and truck applications to be certified to the 2010 EPA and CARB on-highway emissions levels. The ISL G incorporates new combustion and emissions control technologies to offer all the advantages of previous clean-burning natural gas engines with an increase in performance and fuel efficiency, while meeting the strict 2010 EPA and CARB emissions standards of 0.20 grams per brake horsepower-hour (“g/bhp-hr”) nitrogen oxide (“NOx”) and 0.01 g/bhp-hr particulate matter. In 2008, the ISL G was certified to the Euro EEV (Environmentally Enhanced Vehicle) standard, expanding the engine availability to Europe and other markets around the world.
The 8.9-litre ISL G engine uses stoichiometric cooled-exhaust gas recirculation (“EGR”) combustion, leveraging Cummins’ proven cooled EGR diesel technology to create a high-performance natural gas engine. The use of cooled EGR in place of large amounts of excess air not only lowers combustion temperatures, it also allows the creation of an oxygen-free exhaust, which in turn allows for the use of a three-way catalyst (“TWC”) on the exhaust. TWCs are simple passive devices that are maintenance-free and have been commonly used in passenger cars since the 1970’s. CWI’s stoichiometric cooled-EGR technology improves power density as well as fuel economy and emissions. In fact, low-speed torque is improved by over 30% compared to previous engines. With ratings from 250 to 320 horsepower, this new high-performance, low-emissions engine has sufficient power and torque for large transit buses, refuse collection trucks and other tractor and truck applications. The ISL G has replaced the C Gas Plus and the L Gas Plus in North America.

The C Gas Plus is an 8.3-litre natural gas engine with ratings from 250 to 280 horsepower. Introduced in June 2001, it is an advanced version of the C8.3G engine that Cummins had been producing since 1996. The C Gas Plus continues to be offered in markets outside of North America certified to Euro III and IV emissions standards established by the European Union.
The B Gas Plus and propane B LPG Plus engines are 5.9 litres in displacement and are suitable for shuttle bus, vocational and other truck applications that require less power and smaller package size than the ISL G. Launched in October 2002, the B Gas Plus is an advanced version of the previous B5.9G natural gas engine, which Cummins had been producing since 1994. It is certified to EPA and CARB on-highway standards and Euro V and EEV emissions standards. The B Gas Plus has power ratings from 150 to 230 horsepower. The B LPG Plus, launched in May 2003, is an advanced version of the B5.9 LPG propane engine. It has a power rating of 195 horsepower and is certified to EPA and CARB on-highway emissions standards.
The BGI replaced the B5.9G natural gas engine in developing country markets. The BGI is based on the B Gas Plus and was designed to be assembled locally in China and India to get closer to customers in those markets and to minimize import costs and allow more competitive pricing with local Chinese and Indian manufacturers.
Under the restated and amended joint venture agreement signed in December 2003 (the “Amended JVA”), Cummins granted to CWI an exclusive, worldwide license to make, have made, use, market, or sell engine product and parts embodying, using or designed to practice any current and future intellectual property requested or required by CWI in order to pursue the business opportunities relating to automotive gaseous fuel versions of Cummins B, C, and L diesel engines (and their derivatives) and any future CWI products for distribution approved by the CWI board of directors. Cummins has agreed to manufacture the engines for CWI’s business, and to transfer them to CWI at cost. In consideration for these terms, CWI agreed to pay Cummins a technology access royalty fee equal to 1.5% of engine revenue in 2004, and equal to 2.75% of engine revenue thereafter, to a cumulative maximum of US$10.4 million. Profits and losses are shared equally between Westport and Cummins.
Although there is no set term to the CWI joint venture, the Amended JVA provides for the possible termination of the joint venture and the distribution of CWI’s assets between Cummins and Westport in the event of unresolved material breaches by either party or the bankruptcy of either party, or upon a change of control (50% of voting stock) of either party. Either party may provide written notice of intent to purchase the other party’s shares in 12 months, at 125% of fair market value as determined by an independent valuator, and with the obligation to continue to share profits for two years following the purchase. CWI currently designs and develops commercial mid-range engine products; CWI markets and sells to transit bus and urban truck OEMs around the world. These engines operate on natural gas, stored on the vehicle in either high-pressure compressed gaseous form (CNG), or as a cryogenic liquid (LNG). CWI also offers engines that operate on LPG. CWI engines are manufactured today in three different locations: a Cummins engine plant in Rocky Mount, North Carolina, by CIL in Pune, India, and at DCEC in Xiangfan, Hubei Province, China. CWI engines are distributed and supported through Cummins’ worldwide distribution network.
Effective June 1, 2009 CWI’s board of directors appointed Roe East as President. Prior to CWI, Mr. East was Director of Marketing & Business Development for Cummins Power Systems.

The board of directors of CWI is comprised of four representatives from each of Westport and Cummins. The current Chairman of CWI is J. Michael Gallagher, who is Westport’s President and Chief Operating Officer. The other Westport-appointed directors are David Demers (Chief Executive Officer), Elaine Wong (Executive Vice President and Chief Financial Officer) and Patric Ouellette (Vice President and Chief Technology Officer).The Cummins-appointed directors are Steven Chapman (Group Vice President — Emerging Markets and Businesses), John Wall (Vice President and Chief Technical Officer) and Randi Engelhardt (Director of Finance — Emerging Markets and Businesses). One Cummins position is currently vacant.
15 LITRE NATURAL GAS ENGINES & FUEL SYSTEMS
A central pillar of our strategy to diversify our revenue base has always been the commercialization of our Westport HD systems, including LNG fuel system and GX engine with HPDI technology, for heavy-duty trucks, for both on-road and off-road applications. Our immediate market focus is the United States, particularly California and Texas, and Australia, where LNG infrastructure and fuel relationships are established and there is increasing demand for alternative fuel Class 8 vehicles operating from central locations, such as ports and goods distribution centres.
Westport HD allows a Class 8 heavy-duty truck to operate with approximately 95% replacement of diesel fuel by natural gas in high duty cycle applications. In addition, our HPDI technology maintains the diesel performance and efficiency throughout its operating range. By directly injecting the natural gas at high pressure into the combustion chamber, HPDI reproduces key benefits of diesel engines: high efficiency over the speed and torque operating range; high torque capability; and robust reliability. The use of a diesel pilot to support auto-ignition of the injected natural gas provides robust combustion in a high-compression, unthrottled diesel cycle engine. At the same time, the properties of natural gas contribute to a significant reduction in combustion by-products such as NOx, particulate matter (“PM”), and greenhouse gases (“GHG”).
We believe Westport HD’s GX engines are the best solution for ultra-low emissions heavy-duty trucks that require one or more of the following characteristics:
•	high torque at low engine speeds;
•	excellent transient response;
•	lower NOx (North America) and PM (Australia) emissions; and
•	lower greenhouse gas emissions.
We target geographical markets with the following characteristics:
•	local emissions regulations requiring stringent environmental performance;
•	LNG fuel availability in the market at delivered prices that make total life cycle costs for vehicle purchase and operation materially cheaper than conventional diesel trucks;
•	incentives of various kinds to offset the total incremental costs of low-emissions vehicles; and/or
•
diesel emissions reduction equipment costs that are sufficiently large such that when new regulations force lower emissions, total life-cycle costs for conventional diesel vehicles rise and surpass equivalent costs for natural gas vehicles.

We believe that these factors are currently present in southern California and Australia. Within these areas, we target return to base fleets or short-haul heavy-duty truck corridors where fuel infrastructure can be more easily established and managed. We are currently targeting prospective customers at ports and other fleet operators.
Westport HD involves new proprietary natural gas fuel injectors, fuel pumps, control units, and onboard LNG storage tanks. The LNG is pressurized with a unique tank-mounted LNG pump, powered by hydraulic oil from a hydraulic pump. The LNG is then vaporized — using excess heat from the engine coolant — and exits the tank module as a warm, high-pressure (4,500 psi) gas. At the same time, a diesel fuel pump pressurizes diesel fuel from the pilot diesel tank. Both fuels are sent to the fuel conditioning module, where they are pressure regulated and distributed to the fuel injectors. All of our LNG system components are electronically controlled by the control units, allowing continuous adjustments that provide optimal engine operation. The Westport GX engine and LNG fuel system are currently available for North America (certification valid through December 2009) and Australia (certification valid through December 2010). We are currently working towards development of the LNG system to meet the 2010 U.S. standards.
Current Engine Ratings
The Westport GX engine, based on Cummins ISX, for North America is offered in four ratings, 400 horsepower with 1,450 ft-lbs torque, or 450 horsepower with 1,650 ft-lbs torque, and “Smart-Torque” ratings at 400 horsepower and 450 horsepower, matching the diesel-fuelled base ISX engine.
In Australia, three engine ratings are being developed, GX 485 with peak power of 500 horsepower and 1,650 ft-lbs torque, GX 525 with peak power of 550 horsepower and 1,850 ft-lbs torque, and GX 550 with peak power of 578 horsepower and 1,850 ft-lbs torque. These engines have been certified to the Australian Design Rules (“ADR”) emission levels for 2008 through 2010, called ADR 80/02.
Westport HD System Production
The main component parts of the Westport HD system include the (i) Westport GX engine, (ii) HDPI technology, and (iii) LNG fuel system including the pump and tank. We have transitioned our Westport HD system production model from an “upfit” model to an OEM on-line production model and have begun this process by reaching an agreement with each of Kenworth (North America and Australia) and Peterbilt to produce Westport HD equipped LNG trucks on assembly line in early 2009 and later in 2009, respectively. For OEM supply, the Cummins ISX engine, purchased by PACCAR, will be manufactured at Cummins’ manufacturing plant and then transported to our 21,000 square foot assembly centre in Delta, British Columbia, where it will be fit with our proprietary Westport HD system including HPDI technology and LNG fuel system. The Delta facility will also be responsible for the final assembly and testing of the HPDI injectors and proprietary cryogenic LNG pump and storage tanks. The cryogenic pumps and LNG tank are manufactured based on our proprietary design by our supply partners. We currently use high quality, low volume manufacturers. Component parts are delivered to our assembly plant where the assembly process is completed as described in the illustration below.

2.0 LITRE & 2.4 LITRE ALTERNATIVE FUEL ENGINES & FUEL SYSTEMS
On October 26, 2007, we announced the formation of Juniper Engines Inc., with OMVL SpA. Juniper’s engines, initially targeting the OEM forklift market and fuelled with LPG, will be fully integrated, high performance, low-emission solutions. The first Juniper products are expected to be available in the second half of 2009.
According to the Industrial Truck Association, approximately 62,000 industrial forklift trucks (Class 4 and Class 5 combined), primarily LPG-fuelled, were sold in North America in 2007.
Juniper’s integrated engine and fuel system solution will offer advantages over incumbent products, including:
•	a more compact fuel system and engine package
•	higher torque and power
•	enhanced acceleration and transient response
•	precise air-fuel ratio control resulting in optimized catalyst cost
Juniper, as a single point-of-contact solution provider, can help reduce manufacturing, logistics and support related costs for forklift OEMs. Juniper’s value proposition includes a proven fuel management system that can be applied to a range of engines, access to world class engineering and manufacturing capabilities, a global support network, and a portfolio of advanced technologies for future high-efficiency products.

Current Engine Ratings
The four cylinder Juniper 2.0L engine is designed for a rated output of 42kW (56 hp) at 2,600 rpm, and maximum torque of 160 Nm (118 ft lbs) at 1,800 rpm. The four cylinder 2.4L product is designed for 52 kW (70 hp) at 2,650 rpm, and maximum torque of 190 Nm (140 ft lbs) at 2,000 rpm.
2.0L & 2.4L Alternative Fuel Engine & Fuel System Production
The fuel system for the Juniper 2.0L and 2.4L engines is manufactured in OMVL’s facility in Italy, and the base engines are manufactured in Hyundai Motor Company plants in Korea. Final engine assembly and testing will be performed in Asia and/or North America.
TECHNOLOGY
We have invested over $270 million in developing our technology, products and test facilities and building our intellectual property base.
We have developed a wide range of demonstration engines incorporating our technologies, as small as 1.4 litres, used in passenger cars, and as large as 60 litres, which are large industrial engines for power generation and off-road applications.
Gaseous Fuel Injectors
Our direct-injection gaseous fuel injectors are designed to be incorporated into a diesel engine with no or limited head modifications and minimized changes to the engine hardware beyond substituting a diesel injector for our injector. No special pistons, cams, ignition system, gas mixer, or port injectors are needed. Late-cycle, high-pressure direct injection ensures diffusion-type combustion and, therefore, retains the high power, torque, and efficiency of a regular diesel engine.
We have developed fuel systems capable of handling the special challenges presented by compressible fuels. For instance, our injectors are designed to manage:
•	the high volumetric flow rates required for a fuel much less dense than diesel;
•	complex fuel routing for two fuels within the injector;
•	carbonizing and thermal fluctuations that can result from the reduced cooling capacity of a gaseous fuel; and
•	high pressure differentials within the injector and the fuel leakage that can result.
We design and test our own natural gas direct injection fuel injectors. We also control injector assembly and quality, but we contract component fabrication to outside manufacturers.
High Pressure Direct Injection
HPDI engines use small diesel pilot sprays and larger gas sprays. For high duty applications, the diesel is, on average, approximately 5% of the total energy input and is used to start the combustion process just prior to the main injection of natural gas. HPDI injectors are common-rail, diesel-actuated, and electronically controlled. They can power engines at diesel-like efficiencies but can cut engine-out NOx emissions by 30-50%, PM emissions by 60-80%, and GHG emissions by 15-30% compared to the equivalent diesel engines. Our HPDI technology has been demonstrated on Cummins, MAN and Detroit Diesel, and other HD engines, and could be applied to any modern direct injection diesel engine, given sufficient development.

Hot Surface Ignition
Hot surface ignition (“HSI”) engines use only gaseous fuels (usually natural gas or hydrogen). There is no diesel pilot spray required. Ignition generally depends on a continuously operating glow plug. HSI injectors are common rail and directly actuated. Direct actuation allows almost unlimited injection flexibility for multiple injections, and unparalleled injection rate control for rate-shaping. Emissions are drastically reduced because of the natural gas, but diesel-cycle diffusion combustion retains the power, torque, and efficiency of the diesel engine.
We have demonstrated this technology, also called CNG-DI technology, for Isuzu Motor Ltd. (“Isuzu”) engines. Testing on Isuzu prototype engines using HSI shows no measurable particulates, up to 20% less greenhouse gas emissions (mainly carbon dioxide) than equivalent diesel engines, and 30% increased fuel efficiency over current natural gas engines of this capacity.
Alternate Fuel Combustion
Our combustion technology was conceived to manage the challenges unique to burning a directly-injected compressible fuel. For example, we have developed strategies to select injection pressure, injection rate, fuel injection timing and quantity, nozzle geometry and EGR quantity, to best optimize performance and emissions.
We have also developed “virtual engine” modeling and other analytical tools uniquely capable of designing better methods of burning compressible fuels to power internal combustion engines.
We have developed methods for improved start-of-combustion controls using accelerometers. The accelerometer-based start of combustion system can be used to control homogeneous charge compression ignition engines or to provide combustion event diagnostic in a wide range of engine applications.
Cryogenics
Our cryogenic technologies enable our customers to use liquefied gaseous fuels for mobile applications, where durability is important, space is limited, and excess weight is costly. Our designs for compact cryogenic pumps and storage vessels are well suited to high-vibration applications. Our LNG pump is designed to be fitted within a cryogenic vessel to provide rapid full fuelling capability, minimize heat leak and external exposure of cryogenic parts.
We have also developed associated refuelling infrastructure components for LNG and CNG, including cryogenic transfer. Although designed for fuel storage and delivery, this technology could be easily adapted for other applications where cryogenic technology is used, such as medical or industrial applications.
Aftertreatment
As a natural gas engine and fuel system developer, we have investigated and developed aftertreatment systems for natural gas engine technology. We have worked with lean NOx adsorbers, diesel particulate filters (DPF), and selective catalytic reduction (SCR) systems. Novel systems and methods, applicable to both natural gas and diesel engines, have been developed. For example, we have developed systems and methods for the in-line regeneration of lean NOx adsorbers. The systems allow for thermal management of the catalysts, along with advanced sulphur management control methods. These systems have allowed us to demonstrate improved NOx adsorber performance. In addition, the sulphur management methods can improve the durability of NOx adsorbers.

Compressors
We have designed compressors to meet the fuel system’s need to provide high-pressure natural gas to the injectors. This compressor technology is modular and scalable to adapt to varying flow rates, gas pressures, and packaging requirements, which often dominate vehicle fuel-system design. In general, the compressor allows storage tanks to be drawn down to a low pressure while maintaining high injection pressure — in the thousands of pounds per square inch — thus extending time between refills while maintaining consistent gas delivery performance.
Lean Burn Spark Ignited
CWI’s lean burn spark ignited (“LBSI”) gaseous-fuelled engines use Otto-cycle combustion with large amounts of excess air to maintain relatively low combustion temperatures resulting in low NOx output. This architecture relies on robust traditional spark plug technology to ignite a pre-mixed air/fuel charge, which can accommodate most gaseous fuels including natural gas, propane, hydrogen, and blended fuels. CWI’s spark ignited engine technologies are integrated with a robust diesel engine platform and a class leading control strategy to create a clean-burning alternative fuel engine with excellent performance, reliability and durability characteristics.
Stoichiometric Exhaust Gas Recirculation Spark Ignited
CWI’s stoichiometric exhaust gas recirculation spark-ignited (“SESI”) technology builds upon the LBSI approach by using high rates of cooled EGR in the combustion process in place of large amounts of excess air. The use of cooled EGR allows the creation of oxygen-free exhaust, which then allows for the use of a three way catalyst. SESI technology delivers ultra low emissions, below EPA 2010 levels, with increased thermal efficiency and higher low-speed torque compared with today’s LBSI engines.
INTELLECTUAL PROPERTY
The goal of our intellectual property strategy is to capture, protect, and utilize our intellectual property in coordination with our business and technology plans, to best enable the successful commercialization of our proprietary and superior products. Our intellectual property strategy is designed to be adaptive to our target markets and the products intended for those markets, to support the commercial launch of new products, and to sustain a long-term competitive edge in the market. We rely on a combination of patents, trade secrets, trademarks, copyrights, and contracts to protect our proprietary technology.
We are committed to our strategy of building an intellectual property portfolio that encompasses a variety of intellectual property rights, and protects our key intellectual assets. We believe these intellectual assets will enable us to remain competitive in our industry.

We use patents as the primary means of protecting our technological advances and innovations, which include proprietary claims to components, materials, operating techniques, and systems. We have a proactive approach to identifying, evaluating and choosing strategic inventions that we seek to protect through the timely filing and diligent management of patent applications. We have a comprehensive invention disclosure program involving written invention memoranda, and maintenance and preservation of supporting laboratory records. Patent applications are filed in various jurisdictions internationally, which are carefully chosen based on the likely value and enforceability of intellectual property rights in those jurisdictions, and to strategically reflect our anticipated major markets. Patents provide us with a potential right to exclude others from incorporating these technical innovations into their products and processes. We also use patents, along with publications and, where appropriate, licensing of third party technologies, to provide us with the flexibility to adopt preferred technologies.
As of March 31, 2009, we held 58 issued U.S. patents and five allowed U.S. patents, in addition to corresponding issued patents or pending patent applications in numerous other countries around the world. The expiration dates of issued U.S. patents in our portfolio range from November 2009 to April 2027, with over 50 of these patents expiring after January 2020 if maintained for their full 20-year term. We also have a number of patent applications pending in the United States and under the international Patent Cooperation Treaty, which preserves for at least 30 months our right to file patents in all of the major industrial countries that are of interest to us. These issued and pending patents cover various aspects of our technology.
We believe we have developed a significant international patent portfolio, which establishes a broad foundation for our ongoing research activities, which continues to yield new and patentable developments. We expect to file new patent applications each year as our patent portfolio expands to strengthen our leadership role as a developer of gaseous-fuelled engine technology by capturing new developments as they arise. Our intellectual property program includes a strong competitor-monitoring element; we actively monitor the patent activity, technical developments, and market position of our competitors. We expect activities relating to assertion and enforcement of our intellectual property rights to increase as the market for our products develops, and we also expect that our growing patent portfolio, especially when coupled with a strong enforcement program, will provide us with a significant advantage over our competitors.
Portions of our know-how are protected as trade secrets and through contractual agreements with our employees, suppliers, partners, and customers. We carefully protect our intellectual property rights in our collaboration agreements with a view to capturing maximum value from our products, and ensuring a competitive advantage. We are supporting the ongoing development of our market image and branding strategy by seeking timely registration of our trademarks in strategically chosen jurisdictions.
COMPETITIVE CONDITIONS
As one of the few companies we are aware of focused on gaseous fuel engine technologies, we believe we are a world leader in gaseous-fuelled engines that incorporate high pressure, common rail, direct injection technologies. Westport technologies currently compete with the incumbent offerings, which are typically diesel, as well as other forms of alternative power engines including but not limited to hybrid electric and dual-fuel applications. While some alternative fuels or other power technologies are being developed, Westport technology is available in affordable products with real-world experience.

GOVERNMENT FUNDING
Westport and CWI have won significant funding awards from U.S. and Canadian government agencies and from trade groups for technology development and demonstration projects. In some cases, the government or trade-group funding may be repayable in whole or in part, depending on the success of the technology. Some of the more material awards include:
•
February 2008 — We were awarded US$2.25 million in funding from the South Coast Air Quality Management District (“SCAQMD”), US$500,000 of which will be contributed by the California Energy Commission (“CEC”) upon completion of CEC contract documentation, to support the development, demonstration, commercialization and certification of our heavy duty LNG fuel system for the Cummins ISX to meet the EPA 2010 NOx (0.2 g/bhp-hr NOx) emissions standard prior to 2010.

•
June 2007 — Westport was awarded $330,000 from the Canadian International Development Agency’s Industrial Cooperation Program (CIDA-INC) for the transfer of technology, management training and development to Westport’s joint venture in China, BTIC Westport. This funding agreement was completed December 31, 2008.

•
January 2007 — We were awarded AU$1.36 million from the Australian Government’s Alternative Fuels Conversion Program for a project to evaluate the use of LNG as a fuel for heavy-duty highway trucks in Australia.

•	February 2006 — CWI was awarded US$350,000 in funding from Utilization Technology Development for CWI’s previously announced ISL G engine product development program.
HUMAN RESOURCES AND POLICIES
We have attracted a highly educated, experienced team of professionals focused on the development of our technologies. We actively recruit skilled individuals with diverse backgrounds from around the world and provide them with specific training relating to our technology, retaining consultants and contract workers with specific expertise when appropriate.
As of June 1, 2009, Westport had a world wide total of 221 employees made up mostly of engineers and technicians. Of that number, we had 197 full-time employees and 13 contract or part-time staff in our offices in Vancouver, Canada and throughout the United States, 2 employees in Australia and 9 full-time employees in our Beijing office. CWI had 51 full-time employees, including 41 employees seconded from Cummins and 10 employees seconded from Westport, as well as two contract staff.
Our employees are not represented by a labour union, and we believe that our relationships with our employees are good. Each new employee is required to execute confidentiality and proprietary rights agreements as well as a Code of Conduct as part of the terms of employment. To encourage focus on achievement of medium- to long-term performance goals, virtually all of our employees are eligible for annual bonuses that are tied to achievement of corporate milestones.

SOCIAL AND ENVIRONMENTAL POLICIES
Our Environmental Policy Statement outlines the standards to which our operations must be held and provides that:
•	Westport will ensure that its operations will comply with government regulations, industry codes and standards, applicable laws, and internal company policies.
•	We will continually monitor industry best practices and adopt and implement those that contribute to the protection of the environment.
•	On-site contractors and others acting on our behalf are expected to abide by the same code of conduct.
•
Westport will continue to research, design, and develop engine products that sustain natural resources, preserve the environment, and safeguard employees, customers, and the general public from injuries or health hazards.

•
Westport will determine, evaluate, and mitigate the environmental impacts of our existing operations, and will conduct a thorough environmental assessment and risk analysis prior to the implementation of new projects.

•
Westport will abide by internally established standards to utilize energy and other resources efficiently in our operations, including emissions and waste management programs, which exceed current legislative requirements.

•	All environmental incidents or unplanned releases will be investigated and the findings will be communicated as necessary to all affected parties.
•	Westport will train its employees on their individual responsibility to protect the environment, to adhere to the Environmental Policy Statement, and to cooperate with its efforts in this regard.
•
In conjunction with external response agencies, we will respond to environmental emergencies including hazardous material spills and unplanned releases promptly and effectively via a trained and coordinated on-site emergency response team.

•
Westport will evaluate its environmental performance through regular auditing and assessment of our regulatory compliance and adherence to the above principles, and will communicate the appropriate information to its Board of Directors, employees, shareholders, governmental agencies, and the general public.

Our commitment to corporate responsibility is evident not only in the development of our products and technologies, but also in our ongoing efforts to enhance the social benefits derived from our business activities and minimize the environmental footprint of our operations. Every year, we review our operations, taking a hard and critical look at our environmental footprint and set targets for improvement. In September 2003, we completed a joint project with Terasen, a gas utility in Vancouver, which enables us to re-inject LNG used for our pump testing back to the pipeline. This is a significant environmental accomplishment and has resulted in the greenhouse gas emissions reductions of more than 19,000 tonnes CO2e.

We published our first sustainability report at the end of fiscal 2008 to highlight aspects of our safety, environment and community engagement performance. Our second sustainability report, which will be published within our fiscal 2009 annual report, has been self-declared to correspond to application Level B in the six-level grid of the Global Reporting Initiative G3 guidelines.
We are committed to providing a discrimination and harassment-free workplace. Our expectations for individual integrity and ethical, moral and legal conduct are outlined in our Code of Conduct that all employees and directors review and sign annually. We have also implemented an ethics hotline to provide an avenue for employees to raise concerns about corporate conduct. The policy includes the reassurance that they will be protected from reprisals or victimization for “whistle blowing” in good faith.
Our employees demonstrate an active desire to contribute to our community. We have supported the United Way of the Lower Mainland with a spirited and employee-driven workplace campaign since 2002. Since that time, our employees have donated more than $300,000 to the United Way and our campaigns have been recognized as leading efforts in the British Columbia high-tech sector.
IMPACT is an employee leadership team established to drive community engagement and community enrichment. Launched in 2007, IMPACT brings together the various volunteer activities, events and initiatives that employees were already involved with into one coordinated effort. IMPACT’s vision of community is broad and encompasses the actual communities in which we live and work, our immediate neighbours and our workplace. IMPACT has an ambitious and inspiring mandate to have its activities leave a positive and measurable impact on the community. Community leadership is a core value of ours and to support this, every employee is given 16 hours of paid leave per year to volunteer with a charitable organization of his or her choosing.
We have been a sustaining member of Canadian Business for Social Responsibility since 2001 and were one of the first members of the Canadian high-tech sector to join this group of progressive organizations committed to the principles of sustainability.
We have been listed on the Jantzi Social Index (“JSI”) since August 2000. The JSI is a socially-screened market capitalization-weighted common stock index modeled on the S&P/TSX 60 consisting of 60 Canadian companies that pass a set of broadly based environmental, social and governance rating criteria. The JSI has begun to generate the first definitive data on the effects of social screening on financial performance in Canada.
In June 2008, Westport was ranked 9th on the Corporate Knights Best 50 Corporate Citizens in Canada list. The methodology for the Best 50 Corporate Citizens is based on environment, social and governance indicators found in the public domain. The scoring includes baseline indicators and sector-specific key performance indicators. In November 2007, we were named to the Corporate Knights Cleantech 10™. Cleantech refers to clean technologies that enable us to make more with less and to minimize the negative impact of human activity on the environment and public health. It is much broader than “greentech” or “enviro-tech”, which focus primarily on regulatory driven pollution control and remediation. Cleantech Indices LLC determined the listing by applying a set of 18 screening criteria to all TSX companies that are part of a broader cleantech investment category. The cleantech criteria emphasized purity (percentage of revenues of income from cleantech business) and quality (strategy, management, financial strength, sector leadership). Other key criteria include growth, earnings, liquidity, capitalization, technology/intellectual property and overall impact.

SHARE CAPITAL
DIVIDEND POLICY
To date, we have not paid out any dividends on our common shares (“Common Shares”). The future payment of dividends will be dependent on our ability to pay, including factors such as cash on hand, sustainable cashflow and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors that the Board may consider appropriate in the circumstances. Under our bank credit facilities, any dividends, shareholder loan repayments and other capital withdrawals require prior consent from our bank.
MARKET FOR COMMON SHARES
The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange under the trading symbol “WPT”. The following table sets forth the market price ranges and the aggregate volume of trading of the Common Shares on the Toronto Stock Exchange for the periods indicated:
Toronto Stock Exchange (WPT)

Period	High ($)	Low ($)	Close ($)	Volume
April 2008(1)	3.20	2.66	2.90	2,592,883
May 2008(1)	4.43	2.71	4.30	7,822,834
June 2008 (1)	5.50	4.25	4.97	11,124,313
July 2008 (3.5:1 split adjusted)	17.50	12.17	13.04	4,677,681
August 2008	15.34	12.11	13.39	1,713,566
September 2008	13.80	8.56	10.00	2,211,000
October 2008	9.95	4.08	5.24	2,447,190
November 2008	7.64	4.00	5.05	2,080,434
December 2008	6.41	4.51	6.25	1,285,329
January 2009	7.74	6.01	6.50	789,725
February 2009	7.18	4.62	5.20	853,258
March 2009	6.75	3.89	6.30	750,430
April 2009	7.40	5.08	6.00	1,229,779
May 2009	6.69	5.25	6.34	1,625,944

Note:

(1)	Figures given are pre-consolidation. On July 21, 2008, Westport consolidated its Common Shares on a three and one-half-to-one basis.

The outstanding Common Shares are listed and posted for trading on the NASDAQ Stock Market under the trading symbol “WPRT”. The following table sets forth the market price ranges in U.S. dollars and the aggregate volume of trading of the Common Shares on the NASDAQ Stock Market for the periods indicated:
NASDAQ Exchange (WPRT)

Period	High ($)	Low ($)	Close ($)	Volume
August 2008 (Aug 15th to Aug 31st)	13.55	11.42	12.56	2,354,448
September 2008	13.15	8.20	9.14	4,376,137
October 2008	9.28	3.26	4.43	3,935,038
November 2008	6.60	3.15	3.96	2,219,066
December 2008	5.45	3.52	5.10	1,254,758
January 2009	6.55	4.77	5.27	845,592
February 2009	5.83	3.60	4.05	885,763
March 2009	5.51	3.01	4.99	1,125,488
April 2009	6.00	4.18	5.04	2,446,298
May 2009	6.00	4.47	5.83	2,520,207
DESCRIPTION OF CAPITAL STRUCTURE
Our authorized share capital consists of an unlimited number of Common Shares and an unlimited number of preferred shares (“Preferred Shares”) issuable in series with no par value. As at March 31, 2009, our issued share capital consisted of 32,040,540 Common Shares. Our Board may at any time issue any Preferred Shares in one or more series, each series to consist of such number of Preferred Shares as may be determined by the Board. The Board may determine at the time of issuance the designation, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each series.
As more fully detailed below under “Description of Common Shares”, the holders of our Common Shares are entitled to notice of, to attend, and to one vote per Common Share at, all meetings of our shareholders. The holders of our Preferred Shares shall have no right to receive notice of or to be present at or vote either in person, or by proxy, at any of our general meetings by virtue of or in respect of their holding of Preferred Shares.
Subject to any rights, privileges, restrictions and conditions that may have been determined by the directors to apply to any series of Preferred Shares or any restrictions in any of our debt agreements, the directors shall have complete uncontrolled discretion to pay dividends on any class or classes of shares or any series within a class of shares issued and outstanding in any particular year to the exclusion of any other class or classes of shares or any series within a class of shares out of any or all profits or surplus available for dividends.
On our winding-up, liquidation or dissolution or upon the happening of any other event giving rise to a distribution of our assets other than by way of dividend amongst our shareholders for the purposes of winding-up its affairs, subject to any rights, privileges, restrictions and conditions that may have been determined by the Board to attach to any series of Preferred Shares, the holders of all Common Shares and Preferred Shares shall be entitled to participate pari passu.

DESCRIPTION OF COMMON SHARES
The holders of our Common Shares are entitled to one vote per Common Share at meetings of shareholders, to receive such dividends as declared by us and to receive Westport’s remaining property and assets upon dissolution or winding up. The Common Shares are not subject to any future call or assessment and there are no pre-emptive, conversion or redemption rights attached to the Common Shares. The following table provides additional information regarding the outstanding Common Shares.

	March 31, 2009
		Weighted
		Average Exercise
	Number	Price
		$

Shares Outstanding	32,040,540	N/A
Share Options
– Outstanding	1,136,163	7.32
– Exercisable	786,282	7.53
Performance Share Units
– Outstanding	1,729,970	N/A
– Exercisable	597,560	N/A
Warrants
– Outstanding and Exercisable	1,608,160	14.68
PRIOR SECURITIES ISSUED
The following information summarizes the securities of Westport not listed or quoted on any exchange that we have issued during the most recently completed financial year, as adjusted to reflect the consolidation of our shares on a three-and-one-half-to-one (3.5:1) basis. Additional information with respect to the issuance of options and restricted share units by Westport during the most recently completed financial year will be contained in Westport’s proxy circular in respect of its 2009 annual meeting of shareholders, available on SEDAR at www.sedar.com.
771,428 warrants were issued as part of the debenture units issued by us on July 3, 2008. Each warrant entitles the holder thereof to acquire one Common Share upon payment of the exercise price of $18.73 per warrant at any time prior to July 3, 2010.
46,118 broker warrants were issued by us to the underwriters of the debenture unit offering, which closed on July 3, 2008, as partial consideration for the services provided by the underwriters in connection with the offering. Each broker warrant entitles the holder thereof to acquire one Common Share upon payment of the exercise price of $16.10 per broker warrant at any time prior to July 3, 2010.
790,614 warrants were granted to Her Majesty the Queen in right of Canada as Represented by the Minister of Industry pursuant to the terms of a technology development agreement between Westport and one of its affiliates and Her Majesty the Queen in Right of Canada on March 27, 2003 as part of the former Technology Partnerships Canada Program, which agreement was subsequently amended on September 14, 2007. Each such warrant entitles the holder to acquire one Common Share upon payment of an exercise price of $10.65 at any time prior to October 23, 2013.
DIRECTORS AND EXECUTIVE OFFICERS
Our shareholders elect the members of our Board at each annual general meeting. Directors typically hold office until the next annual general meeting of shareholders at which time they may be re-elected or replaced.

The following table sets forth the names and municipalities of residence of all of our directors and executive officers as of June 1, 2009, as well as the positions and offices held by such persons, their principal occupations and number of Common Shares held as of June 1, 2009:

				Number of
			Director of	Common
			the	Shares held
Name and	Position with the	Principal Occupation for last	Corporation	as of June 1,
Municipality of Residence	Corporation	five years	Since	2009
John A. Beaulieu (1)(2)(3)(5) Vancouver, Washington	Chairman and Director	Managing Partner of Cascadia Pacific Management LLP (a private venture fund company)	September 1997	11,738
Warren J. Baker (3)(4) Avila Beach, California	Director	President, California Polytechnic State University	September 2002	2,142
Henry F. Bauermeister Jr. (1)(2)(5) Lee’s Summit, Missouri	Director	Corporate Director; From 1995 to 2005, President of Cummins Mid-America	October 2005	19,285
M.A. (Jill) Bodkin (1)(2) Vancouver, BC	Director	Chair and Chief Executive Officer of Golden Heron Enterprises	July 2008	3,500
David R. Demers (4)(6)(8) West Vancouver, British Columbia	Chief Executive Officer and Director	Chief Executive Officer of Westport	March 1995	104,176
J. Michael Gallagher (5)(6)(7) Vancouver, British Columbia	President, Chief Operating Officer and Director	President and Chief Operating Officer of Westport	July 2007	22,930
Dezsö J. Horváth (1)(2)(3)(4) Toronto, Ontario	Director	Dean and Tanna H. Schulich Chair in Strategic Management, Schulich School of Business, York University	September 2001	45,571
Sarah Liao Sau Tung (4) Hong Kong, China	Director	Former Secretary for the Environment, Transport and Works of the Hong Kong Special Administrative Region and a member of the Executive Council of Hong Kong (2002-2007)	July 2008	Nil
Andrew Littlefair (4) Newport Beach, California	Director	President and Chief Executive Officer of Clean Energy Fuels Corp.	July 2007	11,000
Albert Maringer (5) Canmore, Alberta	Director	President and Chief Executive Officer of Maringer Consulting Alberta Ltd. since June of 2007; President and Chief Executive Officer of Siemens Canada Limited (2000 to 2006)	July 2008	Nil
W. Chipman Johnston Calgary, Alberta	Corporate Secretary	Partner (formerly an associate) at Bennett Jones, LLP	N/A	3,426
Nicholas C. Sonntag (7) Gibsons, British Columbia/ Beijing, China	Executive Vice President, Corporate Development, WPI, and President, Westport Asia	Executive Vice President, Corporate Development of WPI and President of Westport Asia; previously President of CH2M HILL China Ltd. and President of CH2M HILL Canada Ltd.	N/A	1,428
Elaine A. Wong (6) Vancouver, British Columbia	Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Westport	N/A	31,911

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Human Resources and Compensation Committee.

(3)	Member of the Nominating and Corporate Governance Committee.

(4)	Member of the Strategy Committee.

(5)	Member of the OEM Committee.

(6)	Member of the CWI board of directors.

(7)	Member of the BWI board of directors.

(8)	Member of the board of directors of Juniper Engines Inc.
DIRECTOR BIOGRAPHIES
John A. Beaulieu, a U.S. citizen, of Vancouver, Washington, USA, joined the Board of Directors in September of 1997 and was appointed Chairman in 2002. He is also Chair of the Human Resources and Compensation Committee. Mr. Beaulieu co-founded Cascadia Pacific Management, LLP, a venture capital fund in Portland, Oregon, in 1990 and has been actively involved in finding, financing, and assisting in the growth of more than 70 emerging growth technology-based companies since 1986. Mr. Beaulieu’s business career included being President of Steelcraft Corporation and holding other general management positions at American Standard & Evans Products. Earlier executive employment was at Proctor & Gamble, Ford Motor Co., and Arthur Young & Co. Mr. Beaulieu obtained a Bachelor of Commerce degree (1956) and a Masters of Business Administration degree (1963), both from Santa Clara University of California. Mr. Beaulieu is also a member of the board of directors of Mala Noche Resources Corp. (a mineral and exploration company), other privately-held venture backed enterprises, and one socially focused organization.
Warren J. Baker, a U.S. citizen, of Avila Beach, California, USA, joined Westport’s board in September of 2002. He is currently Chair of the Nominating and Corporate Governance Committee. He has been President of California Polytechnic State University in San Luis Obispo, California since 1979. Dr. Baker is a Fellow of the American Society of Civil Engineers, a Fellow in the Engineering Society of Detroit, a member of the board of directors of the California Council for Science and Technology, and a member of the U.S. Business-Higher Education Forum. Dr. Baker has served as a member of the U.S. National Science Board, and has served as Chair of the board of directors of the ASCE Civil Engineering Research Foundation. Dr. Baker is also a member of the board of directors of John Wiley & Sons, Inc. of Hoboken, New Jersey, a New York Stock Exchange listed global publisher of print and electronic products, specializing in scientific, technical, and medical books and journals. Dr. Baker also served on the board of directors of the Society of Manufacturing Engineers’ Education Foundation, and is a member of the Board of Governors, U.S. — Mexico Foundation for Science and a member of the board of directors, MESA California (Mathematics-Engineering-Science Achievement).
Henry F. Bauermeister Jr., a U.S. citizen, of Lee’s Summit, Missouri, USA, joined Westport’s board in October of 2005. He is currently Chair of the Audit and OEM Committee. From 1995 to 2005, Mr. Bauermeister was the President of Cummins Mid-America, the Cummins distributor for Kansas and Missouri, located in Kansas City. From 1978 to 1995, he was President of Diesel ReCon at Cummins Inc., the business unit responsible for remanufacturing and reselling used engines and parts. Under Mr. Bauermeister’s leadership, revenues at Cummins Diesel ReCon grew tenfold. Mr. Bauermeister is a Certified Public Accountant and received his bachelor’s degree from the University of Nebraska where he majored in Accounting and minored in Economics. Mr. Bauermeister has held a number of financial positions within Cummins including the Group Controller position for the Components Group.

M.A. (Jill) Bodkin, a Canadian citizen, of Vancouver, British Columbia, Canada, joined Westport’s board in July 2008. She has been the Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. In 2007, Ms. Bodkin was also appointed Director for Canadian Development for KCTS 9 Television, the Seattle, Washington based Pacific Northwest PBS station. From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia. After her early career in trade and finance in Ottawa, in 1981 Ms. Bodkin became British Columbia’s first woman Deputy Minister, responsible for financial institutions, and later, Founding Chair of the British Columbia Securities Commission. Her mid-career graduate studies were in public finance at the Maxwell School, Syracuse University. Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the boards of directors of the Laurentian Bank of Canada and KCTS 9 Television. Ms. Bodkin is the President of the Board of Pacific Coast Television, as well as President of Yaletown Venture Partners, VCC, Vancouver, and is a member of the Oversight Council for the Canadian Institute of Chartered Accountants. She has served on boards of policy think tanks, including the Thailand Development Research Institute, the Institute for Research in Public Policy in Canada, and the Canada West Foundation.
David R. Demers, a Canadian citizen, of West Vancouver, British Columbia, Canada, is a founder of Westport and has been Chief Executive Officer and a director since the company was formed in March of 1995. Mr. Demers obtained a Bachelor of Physics Degree in 1976 and a Bachelor of Law Degree in 1978, both from the University of Saskatchewan. Mr. Demers is also a member of the board of directors of Mala Noche Resources Corp. (a mineral and exploration company), Cummins Westport Inc., a private company in which Westport has a 50% investment, and Juniper Engines Inc., a private company in which Westport has a 49% investment.
J. Michael Gallagher, a U.S. citizen, of Vancouver, British Columbia, Canada, has been a member of Westport’s Board since July 2007 and was appointed Westport’s President in October 2004, in addition to his role as Westport’s Chief Operating Officer, which he has held since January 6, 2003. He is also the chairman and vice-chairman of the board of directors of CWI and BWI, respectively, both private companies in which Westport has a 50% investment. Prior to joining Westport, Dr. Gallagher was Senior Vice-President, Operations, Americas, for Fluor Corp., an international engineering company headquartered in California. He also held senior executive positions with the London-based multinational engineering firm Kvaerner Group, as well as with the Bechtel Group in San Francisco. Dr. Gallagher is also on the board of several non-profit organizations, including the California Natural Gas Vehicle Partnership, WestStart-CALSTART and the Canadian Centre for Policy Ingenuity.
Dezsö J. Horváth, a Canadian citizen, of Toronto, Ontario, Canada, has been a member of Westport’s board since September 2001. He is currently Chair of the Strategy Committee. He is the Dean and holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. He holds an electrical engineering degree, as well as degrees in management (MBA, Licentiate, PhD) from Swedish universities. After an early R&D career with the Swedish multinational ASEA (now ABB) in the electrical industry, he accepted senior academic appointments at Swedish and then Canadian universities. Since becoming Schulich’s Dean in 1988, Dr. Horváth has worked with internal and external stakeholders to position Schulich as “Canada’s Global Business School™”. In addition to publishing books and articles on strategic management and international business, Dr. Horváth has been engaged by major corporations and governments as a consultant in these fields. In addition to his membership on corporate boards in the past, Dr. Horváth is currently a Director of Inscape Corporation and Samuel, Son & Co. Limited. He is also on the board of The Toronto International Leadership Centre for Financial Sector Supervision (a non-profit organization), as well as being on the Advisory Board of the St. Petersburg University Graduate School of Management and the International Advisory Council of the Guanghua School of Management, Peking University. He is a Co-Founder of the Czech Management Centre, Prague, and the International Management Centre, Hungary (now part of the Central European University in Budapest). Dr. Horváth is a member of the Strategic Management Society, the Academy of Management and the Academy of International Business (AIB). In 2004, he was named AIB International Dean of the Year. Dr. Horváth was chosen as a Member of the Order of Canada in July 2008 for his academic leadership and sustained commitment to business education in Canada.

Sarah Liao Sau Tung, a Hong Kong SAR citizen, of Hong Kong, People’s Republic of China, is the former Secretary for the Environment, Transport and Works of the Hong Kong Special Administrative Region and a member of the Executive Council of Hong Kong 2002-2007. In 1988, Dr. Liao founded an environmental consulting company, and from 2001 to 2008 served as the environmental presenter/advisor for the Beijing 2008 Olympic Games Bid/Organizing Committee. She is currently the Senior Advisor to the Vice Chancellor of the University of Hong Kong on Sustainability, a member of the Chinese Council for International Cooperation on Environment and Development under the State Council and a member of the Board of Trustees of Environmental Defence Fund. She is a Fellow of the Hong Kong Institution of Engineers; a Fellow of the Royal Society of Chemistry, UK; Honorary Professor, Civil Engineering Department and a Fellow of the University of Hong Kong. She earned her bachelor’s degree in chemistry and botany, master’s degree in inorganic chemistry and doctorate in environmental/occupational health from the University of Hong Kong, and also a master’s degree in analytical chemistry by the University of Birmingham, UK. She was awarded the Justice of the Peace in 1994, the Most Excellent Order of the British Empire (MBE) in 1997 and the Gold Bauhinia Star (GBS) in 2007.
Andrew J. Littlefair, a U.S. citizen, of Newport Beach, California, USA, has been a member of Westport’s board since July of 2007. He is President, Chief Executive Officer and a director of Clean Energy Fuels Corp. (a publicly traded company). From 1996 to 2001, Mr. Littlefair served as President of Pickens Fuel Corp. From 1987 to 1996, Mr. Littlefair served in various management positions at Mesa, Inc., an energy company of which Boone Pickens was Chief Executive Officer. From 1983 to 1987, Mr. Littlefair served in the Reagan Administration as a presidential aide. Mr. Littlefair is also currently Chairman of NGV America, a U.S. advocacy group for natural gas vehicles. Mr. Littlefair holds a B.A. from the University of Southern California.
Albert Maringer, a Canadian citizen, of Canmore, Alberta, Canada, has been a member of the board since July 2008. He has been the founder, President and Chief Executive Officer of Maringer Consulting Alberta Ltd. since June of 2007. Prior to 2007, Dr. Maringer held the position of President and Chief Executive Officer of Siemens Canada Limited from 2000 to 2006. Dr. Maringer’s career with Siemens AG spans a 46 year period during which, prior to 2000, Dr. Maringer held the following positions within Siemens AG’s operations or subsidiaries: President, ATD TD Division for five years; General Manager of North America Motor Operations for four years; plus various management and engineering leadership roles including strategy development, R&D, manufacturing and project management. Dr. Maringer has served as a member of the board of directors for The Conference Board of Canada in Ottawa and is currently the Co-Chair for the Centre for Foreign Owned Enterprises at the Conference Board of Canada. He has also served as a member of the board of directors of the Canadian Nuclear Association. Dr. Maringer is a board member, Economic Council with the City of Mississauga; member of the Board of Trustees, Calgary Zoo; and is a director and Chairman Emerit with the German-Canadian Chamber of Commerce and Industry. Dr. Maringer is also a member of the board with Clinicare Inc., a healthcare information technology company in Calgary, Alberta, and an advisory board member of Skypower Corporation in Toronto, Ontario. Dr. Maringer is a member of the advisory committee for the Center for German-European Studies at York University, Ontario, serves on the advisory council of the Schulich School of Business, Ontario, and is a Professor and Chair of International Management, Friedrich-Schiller-Universität in Germany.

EXECUTIVE OFFICER BIOGRAPHIES
David R. Demers, see information contained under the heading “Director Biographies”.
J. Michael Gallagher, see information contained under the heading “Director Biographies”.
Elaine A. Wong, a Canadian citizen, is currently Executive Vice President and Chief Financial Officer. She joined Westport in September 2001 as Director, Corporate Performance, responsible for the Company’s financial planning and analysis, and as Director of Finance for CWI, before becoming Chief Financial Officer in 2003. Ms. Wong is also a Director of CWI. She also served from 2002 to 2009 as Westport’s representative on the board of directors of Canadian Business for Social Responsibility, a non-profit, national membership organisation of Canadian companies who have made a commitment to operate in a socially, environmentally, and financially responsible manner. Prior to joining us, Ms. Wong was the Director of Corporate Performance for TELUS Enterprise Solutions, an information technology company with offices across Canada and in Asia, where she was involved in strategy, planning, mergers and acquisitions, and other corporate development projects. Ms. Wong has her Chartered Accountant (1993) and Certified Public Accountant (Illinois) (2001) designations, as well as a Bachelors of Commerce Degree with Honours (1990) from the University of British Columbia.
Nicholas C. Sonntag, a Canadian citizen, joined Westport in October 2006 as President, Westport Asia, where he is responsible for the growth and development of Westport’s emerging businesses and opportunities in Asia. He is also Executive Vice President of Corporate Development and is a Director of BWI. Prior to joining Westport, he served as President of CH2M HILL’s operations in Beijing, China, working on sustainable infrastructure and industrial development across China and Hong Kong. He has also held senior executive positions with CH2M HILL Canada, the Stockholm Environment Institute, the International Institute for Sustainable Development, and the U.N. Conference on Environment and Development. His memberships and board positions include: Royal Roads School of Environment & Sustainability; Environmental Forum of the American Chamber of Commerce in Beijing; Environmental Management College of China; and China-U.S. Center for Sustainable Development. Mr. Sonntag obtained a Bachelor of Science in Engineering Physics and a Master of Science, Business Administration from the University of British Columbia.
W. Chipman Johnston, a Canadian citizen, was appointed Westport’s Corporate Secretary in April 2006. Mr. Johnston has been a Partner of Bennett Jones LLP, a law firm located in Calgary, Alberta since 2004. From 1996 to 2004, he was an associate of Bennett Jones LLP. Mr. Johnston’s practice focuses on mergers and acquisitions and equity capital raisings, primarily with clients in the upstream energy and oilfield services industries. He is a member of the External Relations Committee of the TELUS World of Science and a member of the TSX Listing Advisory Committee. Mr. Johnston holds a B.A. from the University of Calgary and an L.L.B. from Osgoode Hall Law School.

SHAREHOLDINGS OF DIRECTORS AND OFFICERS
As of June 1, 2009, our directors and officers as a group beneficially owned, directly or indirectly 257,107 of our Common Shares, representing approximately 0.8% of the 32,041,492 Common Shares outstanding on June 1, 2009.
CONFLICTS OF INTEREST
David Demers and Michael Gallagher, both directors and officers of Westport, serve on the board of CWI, our 50:50 joint venture with Cummins. Mr. Demers is also a director of Juniper, our 49:51 joint venture with OMVL. Elaine Wong, an officer of Westport, is also a board member of CWI. Michael Gallagher and Nicholas Sonntag, both officers of Westport, are board members of BWI, our 50:50 joint venture with BTIC. Mr. Andrew Littlefair is a director, President and Chief Executive Officer of Clean Energy Fuels Corp.
RISK FACTORS
An investment in our business involves risk and readers should carefully consider the risks described below and in our other filings on www.sedar.com. Our ability to generate revenue and profit from our technologies is dependent on a number of factors, and the risks identified below, if they were to occur, could have a material impact on our business, financial condition, liquidity, results of operation or prospects. While we have attempted to identify the primary known risks that are material to our business, the risks and uncertainties described below may not be the only ones we face. Additional risks and uncertainties, including those that we do not know about now or that we currently believe are immaterial may also adversely affect our business, financial condition, liquidity, results of operation or prospects.
Risks Related to Our Business
We have incurred and continue to incur losses.
We have incurred substantial losses since our inception in 1996, and continue to incur losses and experience negative cash flows. We cannot predict if or when we will operate profitably or generate positive cash flows or if we will be able to implement our business strategy successfully. Pursuing our strategy requires us to incur significant expenditures for research and product development, marketing and general administrative activities. As a result, we need to continue to grow our revenues and gross margins to achieve and sustain profitability and positive operating cash flows and we may need to raise additional capital.
We may be unable to raise additional capital.
Execution of our business plan and our commercial viability could be jeopardized if we are unable to raise additional funds for our commercialization plans, to fund working capital, research and development projects, sales, marketing and product development activities and other business opportunities. We attempt to mitigate this risk by generating funds from a variety of sources including: through the sale of our commercial products, through the sale of non-core assets including long-term investments, through funding from government agencies, industry and business partners, and through the issuance of shares or debt in the public equity markets or through strategic investors. In addition, we try to maintain reserves of cash and short-term investments and seek to obtain funding commitments before we take on any significant incremental initiatives. There can, however, be no assurance that we will be able to secure additional funding, or funding on terms acceptable to us, to pursue our commercialization plans.

A sustained economic recession could negatively impact our business
In the fall of 2008, we saw significant deterioration in the credit and equity markets, falling energy prices, volatile currency markets, and weakness in the worldwide economy. Some of our major OEM partners have closed plants, consolidated product lines and / or have downsized. Many have also implemented tighter credit procedures. Some of the wider economic issues may negatively affect the natural gas vehicle market. If the current economy results in a sustained and far reaching recession or access to credit markets remains restrictive, demand for our products may decline as partners and potential customers defer replacing older vehicles or expanding their fleets. Our bad debt expense may increase and we may need to assist potential customers with obtaining financing or government incentives to help customers fund their purchases of our products.
Potential fluctuations in our financial results make financial forecasting difficult
We expect our revenues and results of operation to continue to vary significantly from quarter to quarter. Sales and margins may be lower than anticipated due to timing of customer orders and deliveries, unexpected delays in our supply chain, general economic and market-related factors, product quality, performance and safety issues and competitive factors. The current economic environment also makes projecting financial results more difficult. In addition, the continuance and timing of government funding of our research and development programs is difficult to predict, and may cause quarter to quarter variations in financial results. In addition, due to our early stage of commercialization on some products, we cannot accurately predict our future revenues or results of operations or the timing of government funding on our current research and development programs. We are also subject to normal operating risks such as credit risks, foreign currency risks and global and regional economic conditions. As a result, quarter-to-quarter comparisons of our revenues and results of operation may not be meaningful. It is likely that in one or more future quarters our results of operation will fall below the expectations of securities analysts and investors. If this happens, the trading price of our common shares might be materially and adversely affected.
A market for engines with our fuel systems may never develop or may take longer to develop than we anticipate.
Although we have seen strong growth in CWI revenues and interest from the San Pedro Bay Ports, municipalities and private fleets, engines with our fuel systems represent an emerging market, and we do not know whether end-users will ultimately want to use them or pay for their initial incremental purchase price. The development of a mass market for our fuel systems may be affected by many factors, some of which are beyond our control, including: the emergence of newer, more competitive technologies and products; the future cost of natural gas and other fuels used by our systems; the ability to successfully build the refuelling infrastructure necessary for our systems; regulatory requirements; availability of government incentives; customer perceptions of the safety of our products; and customer reluctance to try a new product.
If a market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred in the development of our products and may never achieve profitability.
Certain of our products may not achieve widespread adoption.
Our direct injection technology has been demonstrated in heavy-duty trucks, light-duty vehicles and high horsepower applications. However, we do not know when or whether we will be successful in the commercialization of products for any of our target markets. There can be no assurance that engines using our direct injection technology will perform as well as we expect, or that prototypes and commercial systems will be developed and sold in commercially viable numbers.

Our HPDI LNG fuel injection systems presently have higher initial capital costs than the incumbent competing technologies, and manufacturing costs of some of our products at a large-scale commercial level have not yet been confirmed. If we are unable to produce fuel systems that are economically competitive, on a life-cycle cost basis, in terms of price, reliability and longevity, operators of commercial vehicle fleets and power generators will be unlikely to buy products containing our fuel systems.
We are dependent on the Ports’ Clean Air Action Plan to support and fund sales to the Ports.
In November 2006, the San Pedro Bay Ports approved a comprehensive five-year Clean Air Action Plan to reduce the air emissions and health risks associated with the Ports’ activities. The plan includes the intention to make significant emissions reduction-related improvements and encourages the use of alternative fuel engines, which we believe will facilitate the conversion of older heavy-duty trucks, used to move containers from the Ports to customer locations outside the Ports, to clean trucks including natural gas by 2011. While engines from Westport and CWI were recently selected by the Ports as the two natural gas engine options for compliant Port trucks, there are no guarantees that the Ports will carry out or be able to implement and fund their Clean Air Action Plan as stated. If the Clean Air Action Plan is not implemented or funded as stated, our sales, revenues and profitability may be materially affected.
We currently benefit from government incentives to facilitate demand for our products and fund our research and development programs and these incentives may not be renewed or may be redirected.
While some of our customers and potential customers have made successful applications for government incentives to assist them in converting their vehicles to natural gas engines, there is no guarantee that such incentives will continue to be available. Today our LNG systems customers and potential customers in the United States may have access to local, state and federal incentives through programs and initiatives such as the federal Highway and Energy Bills, which provide fuel and tax credits, and to state grants such as the California Air Resources Board (“CARB”) Carl Moyer Memorial Air Quality Standards Attainment Program (the “Carl Moyer Program”) and the SCAQMD. If these and other similar incentive programs are discontinued or are no longer available to our customers and potential customers, it may have a detrimental effect on our sales.
In addition, from time to time we enter into agreements with government agencies to fund our research and development programs. There can be no assurance that we will continue to receive funding from government agencies at the same levels we have received in the past or at all. Funding agreements with government agencies are also subject to audit, which could result in certain funding being denied or monies received from such agencies having to be repaid.
Fuel price differentials are hard to predict and may be less favourable in future.
The acceptance of natural gas-fuelled engines by customers depends in part on the price differential between natural gas and diesel fuel. Natural gas has generally been, and currently is, less expensive than diesel fuel in many jurisdictions. This price differential is affected by many factors, including changes in the resource base for natural gas compared with crude oil, pipeline transportation capacity for natural gas, refining capacity for crude oil and government excise and fuel tax policies. There can be no assurance that natural gas will remain less expensive than diesel fuel. The differential has been reduced during fiscal 2009 with the significant declines in the price of diesel in the third quarter. This may impact upon potential customers’ decisions to adopt natural gas as an energy solution in the short term.

Our growth is dependent on natural gas refuelling infrastructure that may not take place.
For motor vehicles, natural gas must be carried on board in liquefied or compressed form and there are few public or private refuelling stations available in most jurisdictions. There can be no assurance of the successful expansion of the availability of natural gas as a vehicle fuel, or that companies will develop refuelling stations to meet projected demand. If customers are unable to obtain fuel conveniently and affordably, a mass market for vehicles powered by our technology is unlikely to develop.
Changes in environmental and regulatory policies could hurt the market for our products.
We currently benefit from, and hope to continue to benefit from, certain government environmental policies, mandates and regulations around the world, most significantly in the international automotive market and in the United States. Examples of such regulations include those that provide economic incentives, subsidies, tax credits and other benefits to purchasers of low emission vehicles, restrict the sale of engines that do not meet emission standards, fine the sellers of non-compliant engines, tax the operators of diesel engines and require the use of more expensive ultra-low sulphur diesel fuel. There can be no assurance that these policies, mandates and regulations will be continued. Incumbent industry participants with a vested interest in gasoline and diesel, many of which have substantially greater resources than we do, may invest significant time and money in an effort to influence environmental regulations in ways that delay or repeal requirements for clean vehicle emissions. If these are discontinued or if current requirements are relaxed, this may have a material impact on our competitive position.
We currently face, and will continue to face, significant competition.
Our products face, and will continue to face, significant competition, including from incumbent technologies. New developments in technology may negatively affect the development or sale of some or all of our products or make our products uncompetitive or obsolete. Other companies, many of which have substantially greater customer bases, businesses, and financial and other resources than us, are currently engaged in the development of products and technologies that are similar to, or may be competitive with, certain of our products and technologies.
Competition for our products may come from current power technologies, improvements to current power technologies and new alternative power technologies, including other fuel systems. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers using proven and widely accepted technologies. Additionally, there are competitors working on developing technologies such as cleaner diesel engines, bio-diesel, fuel cells, advanced batteries and hybrid battery/internal combustion engines in each of our targeted markets. Each of these competitors has the potential to capture market share in various markets, which could have a material adverse effect on our position in the industry and our financial results. For our products to be successful against competing technologies, especially diesel engines, they must offer advantages in one or more of these areas: regulated or un-regulated emissions performance; fuel economy; fuel cost; engine performance; power density; engine and fuel system weight; and engine and fuel system price. There can be no assurance that our products will be able to offer advantages in all or any of these areas.

We depend on our intellectual property and our failure to protect that intellectual property could adversely affect our future growth and success.
Failure to protect our existing and future intellectual property rights could seriously harm our business and prospects, and may result in the loss of our ability to exclude others from practicing our technology or our own right to practice our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation and/or be enjoined from using such intellectual property. Our patents do not guarantee us the right to practice our technologies if other parties own intellectual property rights that we need in order to practice such technologies. Our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. As is the case in many other industries, the web of intellectual property ownership in our industry is complicated and in some cases it is difficult to define with precision where one property begins and another ends. In any case, there can be no assurance that:
•
any of the rights we have under U.S. or foreign patents owned by us or other patents that third parties license to us will not be curtailed, for example through invalidation, circumvention, challenge, being rendered unenforceable or by license to others:

•	we were the first inventors of inventions covered by our issued patents or pending applications or that we were the first to file patent applications for such inventions;
•	any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, or be issued at all;
•	our competitors will not independently develop or patent technologies that are substantially equivalent or superior to our technologies;
•	any of our trade secrets will not be learned independently by our competitors; or
•	the steps we take to protect our intellectual property will be adequate.
•	In addition, effective patent, trademark, copyright and trade secret protection may be unavailable, limited or not applied for in certain foreign countries.
We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. There can be no assurance that these agreements will not be breached, that we will have adequate remedies for any breach or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.
Certain intellectual property has been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licenses under the patents or other intellectual property rights of others. However, we can give no assurances that we will obtain such licenses or that the terms of any offered licenses will be acceptable to us. The failure to obtain or renew a license from a third party for intellectual property we use at present could cause us to incur substantial costs and to suspend the manufacture, shipment of products or our use of processes requiring such intellectual property.
We could become engaged in intellectual property litigation or disputes that may negatively affect our business.
From time to time, claims have been made by third parties that the practice of our technology infringes upon patents owned by those third parties. Although we have seen no valid basis for any of these claims, as our business grows parties may attempt to take advantage of that growth and assert similar claims and demands for compensation. Our response to such claims will be commensurate with the seriousness of the allegations, their potential effect on our business and the strength of our position. We will examine a range of options from formal legal action to obtain declaratory judgments of non-infringement to the initiation of design changes and we will vigorously defend our intellectual property.

As a result, while we are not currently engaged in any intellectual property litigation, we could become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or in which the scope, validity and enforceability of our intellectual property rights is challenged. In addition, we may commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation or disputes, including any that may arise in respect of our HPDI technology or LNG tanks, could be time consuming and result in significant expense to us, diversion of resources, and delays or stoppages in the development, production and sales of products or intellectual property, whether or not any claims have merit or such litigation or disputes are resolved in our favour. In the event of an adverse outcome as a defendant in any such litigation, we may, among other things, be required to:
•	pay substantial damages;
•	cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;
•	expend significant resources to develop or acquire non-infringing intellectual property;
•	discontinue processes incorporating infringing technology; or
•	obtain licenses to the infringing intellectual property.
Any such result could require the expenditure of substantial time and other resources and could have a material adverse effect on our business and financial results.
We are dependent on relationships with strategic partners.
Execution of our current strategy is dependent on cooperation with strategic partners for technology development, manufacturing and distribution. To be commercially viable, our fuel systems must be integrated into engines and our engines must be integrated into chassis manufactured by OEMs. We can offer no guarantee that existing technology agreements will be renewed or advanced into commercialization agreements, or that OEMs will manufacture engines with our fuel systems or chassis for our engines, or, if they do manufacture such products, that customers will choose to purchase them. Any integration, design, manufacturing or marketing problems encountered by OEMs could adversely affect the market for our products and our financial results. In addition, there can be no assurance of the commercial success of any joint ventures in which we are, or will become, involved.
Any change in our relationships with our strategic partners, whether as a result of economic or competitive pressures or otherwise, including any decision by our strategic partners to reduce their commitment to our products and technology in favour of competing products or technologies, or to bring to an end our various alliances, could have a material adverse effect on our business and financial results.
In addition, disputes regarding the rights and obligations of the parties could arise under our agreements with our strategic partners. These and other possible disagreements could lead to termination of such agreements or delays in collaborative research, development, supply, or commercialization of certain products, or could require or result in litigation or arbitration. Moreover, disagreements could arise with our strategic partners over rights to intellectual property. These kinds of disagreements could result in costly and time-consuming litigation. Any such conflicts with our strategic partners could reduce our ability to obtain future collaboration agreements and could have a negative impact on our relationship with existing strategic partners.

We are dependent on relationships with our suppliers.
While we have negotiated supply agreements with various manufacturers and have entered into strategic supply agreements with BTIC, a Sino-Korean company located in Beijing, China, and Cryostar, a division of The Linde Group, certain of these manufacturers may presently be the sole supplier of key components for our products and we are dependent on their ability to source materials, manage their capacity, workforce and schedules. In particular, we are dependent on sole suppliers for our injectors, tanks, and pumps for our HPDI LNG systems and their ability to ramp up capacity and maintain quality and cost to support our production requirements. For a number of reasons, including but not limited to shortages of parts, labour disruptions, lack of capacity and equipment failure, a supplier may fail to supply materials or components that meet our quality, quantity or cost requirements or to supply any at all. If we are not able to resolve these issues or obtain substitute sources for these materials or components in a timely manner or on terms acceptable to us, our ability to manufacture certain products may be harmed and we may be subjected to cancellation of orders or penalties for failed or late deliveries, which could have a material adverse effect on our business and financial results. Our products also use steel and other materials that have global demand. The prices and quantities at which those supplies are available fluctuate and may increase significantly. Competitive pressure, however, may not allow us to increase the sales price of our products. Any such increases may therefore negatively affect our margins and financial condition. We mitigate these risks by seeking secondary suppliers, by carrying inventory, and by locking in long-term pricing when possible. There are no guarantees, however, that we will be successful in securing alternative suppliers or that our inventory levels will be sufficient for our production requirements.
We are dependent on our relationship with Cummins for CWI revenues and profits.
The majority of our revenues are currently derived from the operations of CWI, which, in turn, purchases all of its current and foreseeable engine products from Cummins-affiliated plants and distributors. Although the factories operate with modern technology and experienced management, there can be no assurance that the factory and distribution systems will always be able to perform on a timely and cost-effective basis. Any reduction in the manufacturing and distribution capabilities of Cummins-affiliated plants and distributors could have a material adverse effect on our business and financial results.
Our limited production trials, commercial launch activities and field tests could encounter problems.
We conduct limited production trials and field tests on a number of our products as part of our product development cycle and we are working on scaling up our production capabilities. These trials, production readiness activities and field tests may encounter problems and delays for a number of reasons, including the failure of our technology, the failure of the technology of others, the failure to combine these technologies properly and the failure to maintain and service the test prototypes properly. Some of these potential problems and delays are beyond our control. Any problem or perceived problem with our limited production trials and field tests could hurt our reputation and the reputation of our products and delay their commercial launch.

We may have difficulty managing the expansion of our operations.
To support the launch, and increase sales and service, of our LNG system products, we may be required to expand the scope of our operations rapidly. This may include a need for a significant increase in employees and an increase in the size, or relocation, of our premises and changes to our information systems, processes and policies. Such rapid expansion may place a significant strain on our senior management team, support teams, information technology platforms and other resources. In addition, we may be required to place more reliance on our strategic partners and suppliers, some of whom may not be capable of meeting our production demands in terms of timing, quantity, quality or cost. Difficulties in effectively managing the budgeting, forecasting and other process control issues presented by any rapid expansion could harm our business, prospects, results of operations or financial condition.
Warranty claims could diminish our margins.
There is a risk that the warranty accrual included in our cost of product revenue is not sufficient and that we may recognize additional expenses as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate a redesign, re-specification or recall of our products, which, in turn, may have an adverse impact on our finances and on existing or future sales. Although we attempt to mitigate against these risks through our sales and marketing initiatives and our product development, quality assurance, support and service programs, there can be no assurance that such initiatives and programs are adequate or that sales of our commercial products will continue to grow and contribute financially.
New products may have different performance characteristics from previous products. In addition, we have limited field experience with our HPDI LNG systems from which to make our warranty accrual estimates.
We could become subject to product liability claims.
Our business exposes us to potential product liability claims that are inherent in natural gas, LPG and hydrogen, and products that use these gases. Natural gas, LPG and hydrogen are flammable gases and therefore potentially dangerous products. Any accidents involving our products or other natural gas, LPG or hydrogen-based products could materially impede widespread market acceptance and demand for our engines and fuel systems. In addition, we may be subject to a claim by end-users or others alleging that they have suffered property damage, personal injury or death because our products did not perform adequately. Such a claim could be made whether or not our products perform adequately under the circumstances. From time to time, we may be subject to product liability claims in the ordinary course of business and we carry a limited amount of product liability insurance for this purpose. However, our current insurance policies may not provide sufficient or any coverage for such claims, and we cannot predict whether we will be able to maintain our insurance coverage on commercially acceptable terms.
We could become liable for environmental damages resulting from our research, development or manufacturing activities.
The nature of our business and products exposes us to potential claims and liability for environmental damage, personal injury, loss of life, and damage to or destruction of property. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims. In addition, depending on the nature of the claim, our current insurance policies may not provide sufficient or any coverage for such claims.

We have foreign currency risk.
While a majority of our revenues, cost of sales, expenses and warranty balances are denominated in U.S. dollars, many of our operating expenses, other than cost of sales, are in Canadian dollars and we report in Canadian dollars. Foreign exchange gains and losses are included in results from operations, except for foreign exchange gains and losses relating to the translation of CWI’s consolidated balance sheets and statements of operations into Canadian dollars. As CWI is a self-sustaining foreign operation for accounting purposes, foreign exchange gains and losses relating to the translation of CWI balances are recorded within accumulated other comprehensive income (a separate component of shareholders’ equity) until such time as our net investment in CWI is reduced. A large decline in the value of the U.S. dollar relative to the Canadian dollar could impair revenues, margins and other financial results. We have not entered into foreign exchange contracts to hedge against gains and losses from foreign currency fluctuations. From fiscal 2002 to fiscal 2007, on average, the U.S. dollar declined 28% against the Canadian dollar. From fiscal 2008 to fiscal 2009, on average, the Canadian dollar declined 9.3% against the U.S. dollar.
We could lose or fail to attract the personnel necessary to run our business.
Our success depends in large part on our ability, and that of our affiliates, to attract and retain key management, engineering, scientific, manufacturing and operating personnel. As we develop additional capabilities we may require more skilled personnel. Given the highly specialized nature of our products, these personnel must be highly skilled and have a sound understanding of our industry, business or our technology. Recruiting personnel for the alternative fuel industry is also highly competitive. Although to date we have been successful in recruiting and retaining qualified personnel, there can be no assurance that we will continue to attract and retain the personnel needed for our business. The failure to attract or retain qualified personnel could have a material adverse effect on our business.
If we do not properly manage foreign sales and operations, our business could suffer.
We expect that a substantial portion of our future revenues will be derived from sales outside of Canada, and we operate in jurisdictions where we may lack sufficient expertise, local knowledge or contacts. Establishment of an international market for our products may take longer and cost more to develop than we anticipate, and is subject to inherent risks, including unexpected changes in government policies, trade barriers, difficulty in staffing and managing foreign operations, longer payment cycles, and foreign exchange controls that restrict or prohibit repatriation of funds. As a result, if we do not properly manage foreign sales and operations, our business could suffer.
We may not realize the anticipated benefits from joint ventures, investments or acquisitions.
Our joint ventures, and any future joint venture, investment or acquisition, could expose us to certain liabilities, including those that we fail or are unable to identify during the investment or acquisition process. In addition, joint ventures and acquisitions often result in difficulties in integration, and, if such difficulties were to occur, they could adversely affect our results. The integration process may also divert the attention of, and place significant demands on, our managerial resources, which may disrupt our current business operations. As a result, we may fail to meet our current product development and commercialization schedules. Additionally, we may not be able to find suitable joint venture partners, investments or acquisitions, which could adversely affect our business strategy.

Risks Related to our Common Shares
Our Common Share price may fluctuate.
The stock market in general, and the market prices of securities of technology companies in particular, can be extremely volatile, and fluctuations in our Common Share price may be unrelated to our operating performance. Our Common Share price could be subject to significant fluctuations in response to many factors, including: actual or anticipated variations in our results of operations; the addition or loss of customers; announcements of technological innovations, new products or services by us or our competitors; changes in financial estimates or recommendations by securities analysts; conditions or trends in our industry; our announcements of significant acquisitions, strategic relationships, joint ventures or capital commitments; additions or departures of key personnel; general market conditions; and other events or factors, many of which may be beyond our control. As of May 18, 2009, the 52-week trading price of our Common Shares ranged from a low of $3.89 to a high of $18.16. See also “Price Range and Trading Volume of Common Shares”.
We do not currently intend to pay any cash dividends on our Common Shares in the foreseeable future and therefore our shareholders may not be able to receive a return on their Common Shares until they sell them.
We have never paid or declared any cash dividends on our Common Shares. We do not anticipate paying any cash dividends on our Common Shares in the foreseeable future because, among other reasons, our current credit facilities restrict our ability to pay dividends, and we currently intend to retain any future earnings to finance our business. The future payment of dividends will be dependent on factors such as cash on hand and achieving profitability, the financial requirements to fund growth, our general financial condition and other factors which our board of directors may consider appropriate in the circumstances. Until we pay dividends, which we may never do, our shareholders will not be able to receive a return on their Common Shares unless they sell them.
If we are characterized as a passive foreign investment company (“PFIC”), U.S. holders may be subject to adverse U.S. federal income tax consequences.
Based in part on current operations and financial projections, we do not expect to be a PFIC for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of our Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use the cash we raise in this Offering. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.
We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities Exchange Act of 1934, as amended, and related rules and regulations (the “Exchange Act”). As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors, and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell our Common Shares, as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer we are exempt from the proxy rules under the Exchange Act.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.
In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States, unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of our Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use the multi-jurisdictional disclosure system (MJDS). If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the United States Securities and Exchange Commission, which are more detailed and extensive than the forms available to a foreign private issuer. We may also be required to prepare our financial statements in accordance with U.S. GAAP. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.
AUDIT COMMITTEE MATTERS
MANDATE OF THE AUDIT COMMITTEE
The mandate (the “Mandate”) of the Audit Committee as prescribed by the Board of Directors is set out in the Audit Committee Charter. The charter was confirmed and approved by the Board of Directors on May 28, 2009 and is attached hereto as Schedule “A”.

Composition of the Audit Committee
The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Financially
Name	Independent?	Literate?	Relevant Education and Experience
Henry F. Bauermeister Jr. (Chair)	Yes	Yes	Mr. Bauermeister is a Certified Public Accountant and received his bachelor’s degree from the University of Nebraska where he majored in Accounting and minored in Economics. Mr. Bauermeister has held a number of financial positions within Cummins including the Group Controller position for the Components Group.
John A. Beaulieu	Yes	Yes	Mr. Beaulieu holds a Bachelor of Commerce degree and a Masters of Business Administration degree, both from Santa Clara University of California. As a co-founder of Cascadia Pacific Management, LLP, a venture capital fund, Mr. Beaulieu has significant experience in the analysis and evaluation of financial results. He has been actively involved in finding, financing, and growing more than 70 emerging technology-based companies since 1986. In addition, during Mr. Beaulieu’s business career he has held general management positions with a number of companies, including President of Steelcraft Corp, Evans Products Company and Ford Motor Company.
M.A. (Jill) Bodkin	Yes	Yes	Ms. Bodkin has been Chair and Chief Executive Officer of Golden Heron Enterprises since 1996. From 1987 to 1996, Ms. Bodkin was with Ernst & Young as a Corporate Finance Partner, advising on financing technology companies and capital projects in North America and Asia. After her early career in trade and finance in Ottawa, in 1981 Ms. Bodkin became British Columbia’s first woman Deputy Minister, responsible for financial institutions, and later, Founding Chair of the British Columbia Securities Commission. Ms. Bodkin is a Governor and former Chair of the Vancouver Board of Trade, as well as a former member of the boards of directors of the Laurentian Bank of Canada and KCTS 9 Television. Ms. Bodkin is a member of the Oversight Council for the Canadian Institute of Chartered Accountants and has held numerous other positions on public and private boards of directors.
Dezsö J. Horváth	Yes	Yes	Dr. Horváth obtained his Masters of Business Administration and a PhD in Policy and Organisational Behaviour from the University of Umea, Sweden. Dr. Horváth holds the Tanna H. Schulich Chair in Strategic Management at the Schulich School of Business at York University in Toronto, Ontario, where he has taught since 1977. Through his academic background and responsibilities as the Dean of the Schulich School of Business, Dr. Horváth has acquired significant financial experience relating to accounting and financial issues. Dr. Horváth is / has been a member of a number of boards in both the public and private sector.
Reliance on Certain Exemptions
At no time since the commencement of Westport’s most recently completed financial year has Westport relied on any exemption in Sections 2.4 (De Minimis Non-audit Services), 3.2 (Initial Public Offerings), 3.3(2) (Controlled Companies), 3.4 (Events Outside Control of Member), 3.5 (Death, Disability or Resignation of Audit Committee Member), 3.6 (Temporary Exemption for Limited and Exceptional Circumstances) or 3.8 (Acquisition of Financial Literacy) of NI 52-110, or an exemption from NI 52-110, in whole or in part, granted under Part 8 of NI 52-110.
Audit Committee Oversight
At no time since the commencement of Westport’s most recent completed financial year was a recommendation of the Committee to nominate or compensate an external auditor not adopted by the Board of Directors.
Pre-Approval of Policies and Procedures
The Audit Committee is mandated to review the provision of non-audit services and consider the effect of any such services on the independence of the external auditors.

NON-AUDIT SERVICES
The Canadian Institute of Chartered Accountants revised rules of Professional Conduct on auditor independence (the “Rules”) as they relate to public companies include prohibitions or restrictions on services that may be provided by auditors to their audit clients and require that all services provided to a listed entity audit client, including its subsidiaries, be pre-approved by the client’s audit committee. In accordance with those Rules, the Audit Committee has approved, adopted and made effective Westport’s Audit Committee Preapproval Policy. That policy requires that the Audit Committee approve annually the types of services management may engage the external auditor to perform and that the Audit Committee set a dollar limit per engagement and in aggregate that management may spend on non-audit services. Amounts outside of these services or authorized limits require explicit approval from the Audit Committee Chair.
EXTERNAL AUDITORS’ SERVICE FEES
The following table shows the aggregate fees billed to the Company by KPMG LLP, Chartered Accountants, our external auditor, in each of the last two years.

	Years ended March 31
	2009		2008

Audit Fees		$368,600		$247,040

Audit Related Fees		$7,350		$9,800

Tax fees		$66,847		$55,162

All Other Fees	$	Nil	$	Nil

Total		$442,797		$312,002
Audit Fees
Audit fees were for professional services rendered by KPMG LLP for the audit of the annual financial statements of Westport and CWI, quarterly reviews, and services provided in connection with statutory and regulatory filings or engagements relating to prospectuses and other offering documents.
Audit-Related Fees
Audit-related fees were for assurance and related services reasonably related to the performance of the audit or review of the annual statements and are not reported under the heading audit fees above.
Tax Fees
Tax fees were for tax compliance and tax advice. These services consisted of tax compliance including the preparation of tax returns.

All Other Fees
There were no fees paid to KPMG LLP that would be considered “Other Fees” in 2009 or 2008. Fees to be disclosed under this category would be for products and services other than those described under the headings audit fees, audit-related fees and tax fees above.
ADDITIONAL INFORMATION
LEGAL PROCEEDINGS
We are not involved in any material legal proceedings, nor are any such proceedings known to be contemplated. From time to time, we may be involved in litigation relating to claims arising out of our operations in the normal course of business.
INTERESTS OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
Other than as described below or elsewhere disclosed in this AIF, none of our insiders, directors or executive officers, nor any associate or affiliate of such persons, has had any material interest, direct or indirect, in any transaction of ours within our three most recently completed financial years, nor in any transaction or proposed transaction within our current financial year which has materially affected or would materially affect us or any of our subsidiaries.
Mr. Littlefair, a member of our Board, is President, Chief Executive Officer and a director of Clean Energy Fuels Corp., a publicly traded company in which we own approximately 0.4% of the issued and outstanding shares of common stock and with which we maintain an ongoing business relationship. In addition, Mr. Demers served as a director of Clean Energy Fuels Corp. until April 4, 2008. Further, during the third quarter of the fiscal year ended March 31, 2008, we entered into a non-interest bearing, limited recourse loan of US$6.0 million with Clean Energy Finance, LLC. This loan allowed us to finance the establishment and maintenance of an inventory of approximately 75 liquefied natural gas fuel systems in anticipation of deliveries to customers of the San Pedro Bay Ports, and is repayable only from the receipt of funds from the sale of these fuel systems. As at March 31, 2009, there was a balance of CDN$1.6 million remaining on the loan.
TRANSFER AGENT AND REGISTRAR
Our transfer agent and registrar for our Common Shares is Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia, Calgary, Alberta and Toronto, Ontario. Our U.S. transfer agent is Computershare Trust Company, N.A. 350 Indiana Street, Suite 750. Golden, CO 80401.

MATERIAL CONTRACTS
Debenture Units
On July 3, 2008, we issued 15,000 debenture units for total gross proceeds of $15 million. Each debenture unit consists of an unsecured subordinated debenture in the principal amount of $1,000 bearing interest at 9% per annum and 51 Common Share purchase warrants exercisable into Common Shares at any time for a period of two years from the date of issue at a price of $18.73 per share. We have the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of the principal amount after 18 months. Interest is payable semi-annually and the debentures mature on July 3, 2011. We also issued 46,118 broker warrants which are exercisable into Common Shares at a price of $16.10 per share for a period of two years from the date of issue.
The note indenture governing the debentures (“Note Indenture”) will restrict Westport from incurring additional indebtedness for borrowed money, including obligations under banker’s acceptances, commercial paper, bonds and debentures (“Debt”) and from guaranteeing any Debt of other persons, except for:
(i)	Senior Indebtedness, as defined in the Note Indenture;
(ii)	unsecured Debt ranking pari passu with the debentures in an aggregate principal amount not to exceed $20,000,000 outstanding at any time;
(iii)
guarantees of outstanding Debt of other persons provided that the aggregate outstanding principal amount of pari passu Debt permitted pursuant to paragraph (ii) above together with the outstanding principal amount of any Debt of other persons guaranteed by Westport does not exceed $30,000,000 at any time; and

(iv)	Debt which is expressly subordinated to and postponed in favour of the debentures.
The Note Indenture does not restrict Westport from increasing the amount of certain senior indebtedness owing to our bankers or other senior lenders currently outstanding or from creating liens on our assets to secure such senior indebtedness or permitted increases to such senior indebtedness. The Note Indenture additionally does not restrict subsidiaries and affiliates of Westport from incurring indebtedness for borrowed money or other obligations.
Canada’s Industrial Technologies Office (formerly Technology Partnerships Canada or TPC)
In March 2003, we were awarded a strategic project investment of $18.9 million from TPC (now renamed the “Industrial Technologies Office” (the “ITO”)) to support the development of high-performance low-emissions engines. At the time, TPC was a Government of Canada initiative established to invest strategically in Canadian research, development and innovation.
Under the terms of that agreement, TPC was to contribute the lesser of $18.9 million and 30% of defined eligible costs to our research and development activities from November 15, 2001 until March 31, 2006, the scheduled project completion date. On September 30, 2006, we were to issue $4 million in warrants using the closing share price as at that date and Black-Scholes to value each warrant. Moreover, from fiscal year 2007 to 2013, we were to pay a royalty equal to the greater of $1.35 million, of 0.33% of revenues as defined under the agreement. This period was subject to extension to the earlier of 2016, or when we had paid $28.2 million in royalties.
In 2007, the ITO agreed to extend the agreement by two years. Under the amended terms, subject to certain terms and conditions, for each fiscal year from 2009 to 2015 inclusive in which gross business revenues received by us are greater than $13.5 million the royalty will be the greater of $1.35 million and 0.33% of such gross business revenues. If royalty repayments do not total $28 million by March 31, 2015, the repayment period will be extended until that amount is reached or until March 31, 2018, whichever is earlier.

In October, 2008 as required by the terms of the funding agreement with the ITO we issued 790,614 warrants with a strike price of $10.65 to the Government of Canada. The fair value of these warrants was $4 million calculated based on a Black-Scholes option pricing model. As at March 31, 2009, no royalties have been paid to ITO. An amount payable of $1.35 million relating to ITO has been recorded on the consolidated balance sheet as at March 31, 2009. We are in discussions with ITO to extend the work phase of our agreement by another year. If we are successful in our request, payment of royalties will commence in fiscal 2011.
Perseus, L.L.C.
On June 12, 2006, we agreed to issue up to $22.1 million in Notes to Perseus, a private equity fund management group. The Notes were issued in two tranches of $13.8 million and $8.3 million, respectively, with the first tranche completed in July 2006 and the second tranche completed in January 2007. Interest was payable semi-annually in arrears, on June 30 and December 31, in additional notes or shares at our option, for the first two years.
After the first two years, interest was to be calculated at a rate of 8% on the outstanding principal amount of the Notes only for the number of trading days in the period on which the share price is below $3.00 and was payable semi-annually in cash, additional convertible notes or shares at our option. The first tranche was convertible to Common Shares at a conversion price of $1.30 at any time during the term of the Notes and the second tranche was convertible to Common Shares at a conversion price equal to $1.40 (calculated on a pre-consolidation basis). At the time of issuance of the Notes, the noteholders also received warrants to acquire, at an exercise price equal to the conversion price of the accompanying notes, Common Shares equal to 25% of the number of Common Shares into which the Notes were convertible. The warrants expired four years from the date of issuance and include a cashless exercise provision which allowed the noteholder to receive the number of Common Shares having a value equal to the net gain that would be realized by the noteholder had the warrant been exercised for cash and the related shares sold at the market price on the date the option is exercised. Any warrants converted under the cashless exercise provision were then cancelled. For so long as Perseus continued to hold Notes and warrants convertible into a specified percentage of Westport’s issued and outstanding shares, Perseus had the right to nominate two of seven Board seats. The Notes were secured with a second charge on all of our assets.
On July 26, 2007, Perseus exercised the conversion option on the Notes held by them in order to acquire approximately 16.5 million of our Common Shares, which were then sold to third parties at a price of $3.10 per share for total gross proceeds of approximately $51.3 million with all proceeds going to Perseus and its affiliates. As an inducement for Perseus’s conversion of the Notes, we agreed to pay an amount equal to 50% of the interest that would otherwise have been payable on the Notes on December 31, 2007 and June 30, 2008, had the Notes not been converted. The two Perseus nominated directors also resigned effective July 26, 2007. The 4,134,663 warrants issued as part of the convertible debt were exercised on a cashless basis into 2,338,669 common shares.

Matco Capital Ltd.
On June 13, 2006, we entered into an agreement with Matco Capital Ltd. (“Matco”), an unrelated party, to reorganize Westport Research Inc. (“WRI”), at the time a wholly owned subsidiary of Westport. As part of the reorganization, we substantially transferred all of the assets, liabilities and operations of WRI to another wholly owned Westport company, WPI, which carries on the business previously carried on by WRI. On closing and post-reorganization, we sold 45% of WRI to Matco for $4.2 million in cash consideration and recognized a gain of $3.9 million, net of related transaction costs. In addition, Matco facilitated access to a limited recourse credit facility for $9.7 million secured only by a pledge by us of 4% of the total shares in WRI and other Matco collateral. Under the terms of our original investment agreement with Matco, the full amount was only drawable under the limited recourse credit facility if a previously identified transaction was completed before December 31, 2006. However, as this transaction did not occur, drawings under this credit facility were limited to $7.3 million. Proceeds from the sale of our remaining shares in WRI are to be first applied to repay the loan. During the year ended March 31, 2007, we drew the full amount available to us under this credit facility of $7.3 million. We paid interest of prime plus 1% on amounts drawn until December 31, 2006, after which time Matco is responsible for bearing such interest costs.
In February 2007, Wild River (formerly WRI) completed a $25.5 million private placement by issuing additional shares, thereby diluting our ownership percentage from 55% to approximately 17%. This dilution resulted in a net dilution gain of approximately $4.0 million. As part of that transaction, we also recognized a gain of $0.2 million on the disposition of an additional 1.5% interest in Wild River reducing our investment to approximately 16% as at March 31, 2007. The proceeds from the sale were used to pay down the related credit facility to $6.7 million. In December 2007, we sold substantially all of our shares in Wild River for proceeds of $6.7 million, which were applied against our related limited recourse bank loan of $6.7 million, thereby fully repaying the loan. We now own less than 0.1% of Wild River.
There were no material changes to the share ownership of Westport, its listing on the Toronto Stock Exchange, CWI, the composition of the board of directors, management or in any of its relationships and commitments to shareholders, employees, government and industry partners, customers, and suppliers arising from this series of transactions. We also retain all rights to its intellectual property and will continue to develop and commercialize HPDI technology under its current business plans.
Amended and Restated Joint Venture Agreement
We entered into the Amended JVA with Cummins on December 16, 2003. A copy of the Amended JVA is attached to our material change report dated December 16, 2003 and is available on SEDAR at http://www.sedar.com. See also “OUR BUSINESS” and “OPERATIONS” in this AIF.
INTERESTS OF EXPERTS
KPMG LLP, our independent auditors, have audited our financial statements for the year ended March 31, 2009. As at the date hereof and have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the professional and regulatory requirements in the U.S.

ADDITIONAL INFORMATION
Additional information, including information as to directors’ and officers’ remuneration and indebtedness, principal holders of our securities, and securities authorized for issuance under equity compensation plans, is contained in our most recent Management Information Circular, which is available on SEDAR at http://www.sedar.com.
Additional financial information is contained in our financial statements and Management’s Discussion & Analysis for the year ended March 31, 2009, which are incorporated herein by reference and form an integral part of this AIF.
Additional information relating to Westport may be found on SEDAR at: http://www.sedar.com

SCHEDULE “A”
AUDIT COMMITTEE CHARTER
Purpose
The Audit Committee (the “Committee”) is a standing committee of the Board of Directors (the “Board”) of Westport Innovations Inc. (“Westport”), established to assist the Board in fulfilling its oversight responsibilities with respect to:
•	the integrity of financial statements, management’s discussion and analysis (“MD&A”) and other information provided to shareholders and others;
•	the adequacy and effectiveness of the system of internal controls, implemented and maintained by Westport management (“Management”);
•	the understanding of risks, specifically around financial reporting;
•	the promotion of legal and ethical conduct; and
•	the independence, qualifications, and performance of the external auditors.
Authority
The Committee has unrestricted access to Westport’s personnel and documents and to its external auditors and will be provided with the resources necessary to carry out its responsibilities. The Committee shall have the authority to authorize investigations into any matter within the Committee’s scope of responsibility and is empowered, if it deems it necessary, to retain special legal, accounting or other consultants to advise the Committee at Westport’s expense. The Committee shall have sole authority to recommend to the Board the appointment, termination and compensation of the external auditors who shall report directly to the Committee.
The Committee is entitled to appropriate funding, as determined by the Committee, for the payment of compensation to independent external auditors, for the payment of compensation to any external advisors retained by the Committee and for ordinary administrative expenses necessary for the Committee to carry out its duties.
Composition
The Committee shall consist, at a minimum, of three members of the Board, one of whom shall be designated the Chair, as appointed by the Board. The Committee shall be composed solely of outside (non-Management) Directors who are also “unrelated” and “independent” as defined by the Canadian Securities Administrators under Multilateral Instrument 52-110, “independent” as described in Rule 10A-3 of the United States Securities and Exchange Act of 1934, as amended, and “independent” as described in Section 4350(d) of the NASDAQ Manual. Each of the Directors on the Committee shall possess a basic level of “financial literacy”, and at least one member should qualify as a “financial expert”, as defined by Item 407(d)(5) of Regulation S-K, and be financially sophisticated as described in Section 4350(d) of the NASDAQ Manual. The Board shall give consideration to the periodic rotation of Audit Committee membership and, from time to time as the Board sees fit, the Chair of the Committee.

Meetings
Regular meetings of the Committee shall be held at least four times per year. The meetings will be scheduled to permit timely review of the interim and annual financial statements, as well as the company’s other financial disclosures. Additional meetings may be called as necessary. A quorum of two members of the Committee, one of whom must be the Committee Chair, unless he or she has designated another member to act as Chair, is required for each meeting.
The Committee Chair shall, in consultation with Management and the external auditors, set the Committee meeting agendas. Committee members may recommend agenda items subject to approval by the Chair. The Committee shall meet in executive session with Management, the external auditors, and as a Committee to discuss any matters that the Committee or each of these groups believes should be discussed. The Audit Committee and the General Counsel shall also meet in executive session to review legal matters that may have a material impact on the financial statements. In addition to the above scheduled meetings, any member of the Committee, the Chairman of the Board or the auditors may, subject to required notice, call a meeting of the Committee at any time.
Committee minutes shall be prepared and subsequently approved for all meetings. Copies of such minutes shall be filed with the Corporate Secretary of Westport and circulated to all Board members.
The Committee is charged with the following specific responsibilities:
1.	The Committee’s Relationship with the External Auditors
The Audit Committee is responsible for recommending to the Board:
•	the external auditor to be nominated for the purpose of preparing or issuing an auditor’s report or performing other audit, review or attest services for the issuer;
•	the retention of such external auditor; and
•	the compensation of the external auditor.
The Committee shall satisfy itself regarding the independence of the external auditors and report their conclusions and the basis for those conclusions to the Board. The Committee is responsible for ensuring that it receives from the external auditor a formal written statement delineating all relationships between the external auditor and Westport, consistent with the standards described in Section 4350(d) of the NASDAQ Manual, and is responsible for actively engaging in a dialogue with the external auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the external auditor and for taking, or recommending that the Board take, appropriate action to oversee the independence of the external auditor.
With regard to overseeing the work of the external auditors, the Committee is responsible, in consultation with Management, for the following activities:
•	approving the audit scope;
•	reviewing the results of their work;
•	pre-approving any non-audit services or delegating such authority to the Audit Chair;
•	evaluating the performance of the external auditors; and
•	resolving any disagreements between Management and the external auditors regarding financial reporting.

The Committee shall review with the external auditors, on at least an annual basis, (a) the external auditors’ internal quality-control procedures, (b) any material issues raised by the Canadian Public Accountability Board or the Public Company Accounting Oversight Board or by any publicly available report by any governmental or professional authorities within the preceding five years respecting one or more audits carried out by the firm which may have a material effect on the audit of Westport, (c) any steps taken to deal with any such issues, and (d) all relationships between the external auditors and Westport. The Committee shall evaluate the qualifications, performance and independence of the external auditors, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of Management and internal auditors. The Committee shall present its conclusions with respect to the independent auditors to the Board.
The Committee shall review with the external auditors matters relating to the conduct of the audit, including (a) the proposed scope of their examination with emphasis on accounting and financial areas where the Committee, the external auditors or Management believe special attention should be directed; (b) the results of their audit, including their audit findings report and resulting letter, if any, of recommendations for Management; (c) their evaluation of the adequacy and effectiveness of Westport’s internal controls over financial reporting; (d) significant areas of disagreement, if any, with Management; (e) cooperation received from Management in the conduct of the audit; (f) significant accounting, reporting, regulatory or industry developments affecting Westport; and (g) significant changes to Westport’s auditing and accounting principles, policies, controls, procedures and practices proposed or contemplated by the external auditors or Management.
The Committee shall discuss with Management and the external auditors any issues and disclosure requirements regarding (a) the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies, (b) any off-balance sheet arrangements, and (c) significant business risks or exposures and Management’s assessment of the steps taken to monitor, control and minimize such risk.
The Committee shall monitor the audit partners’ rotation required by law.
2.	Oversight of Risk Management Processes
Risk management is an important part of maintaining a sound system of internal control. As part of the risk management oversight responsibility of the Board and as delegated to the Committee by the Board, the Committee shall be responsible for assessing the range of risks and making recommendations as required to the Board regarding appropriate responsibilities and delegations for the identification, monitoring and management of these risks. In this respect, the Committee shall:
•	have the primary oversight role with respect to identifying and monitoring the management of principal financial risks that could impact the financial reporting of Westport; and
•	assess, as part of its oversight of the system of internal controls , the effectiveness of the overall process for identifying principal business risks and provide its view to the Board.

3.	Oversight of Internal Control
The Committee shall have the responsibility to assess that Management has designed and implemented an effective system of internal control over financial reporting.

Management shall be required to provide the Committee, at least annually, a report on internal controls, including reasonable assurance that such controls are adequate to facilitate reliable and timely financial information. The Committee shall also review and follow-up on any areas of internal control weakness identified by the external auditors with the auditors and Management.
The General Counsel of Westport shall advise the Committee and the Board with respect to the company’s policies and procedures regarding compliance with applicable laws and regulations and with Westport’s Code of Conduct and Employee Handbook.
The Committee shall also review and approve Westport’s policy regarding the hiring of partners and employees and former partners and employees of its present and former external auditors.
4.	Oversight of Continuous Disclosure Reporting
Prior to any disclosure, the Committee shall review and recommend to the Board the approval of the following:
•
the quarterly and annual financial statements, MD&A and earnings press releases to ensure that all disclosures are in compliance with regulatory requirements, public financing documents or prospectuses; and

•	other timely disclosure documents containing financial information that would likely be material to either the quarterly or annual financial statements.
In discharging its responsibilities, the Committee will review:
•	all critical accounting policies and practices used or to be used by Westport, and changes in the selection and application of accounting principles.
•	significant financial reporting issues that have arisen in connection with the preparation of such audited financial statements;
•
analyses prepared by Management, and/or the external auditors setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods on the financial statements; and

•	the effect of emerging regulatory and accounting initiatives.
The Committee shall review and discuss with the external auditor any audit problems or difficulties and Management’s response thereto. This review shall include any difficulties encountered by the auditor in the course of performing its audit work, including any restrictions on the scope of its activities or its access to information and any significant disagreements with Management.

The Committee shall also establish a process to receive, retain and treat complaints received by Westport regarding accounting, internal controls or auditing matters and establish procedures for the confidential, anonymous submission by Westport employees of questionable accounting and auditing matters. This process will be reviewed annually.
Lastly, the Committee shall ensure that Management has developed and implemented appropriate policies regarding continuous disclosure and that there is compliance with filing requirements and prompt reporting to all investors of material events impacting Westport.
5.	Related Companies Financial Results
The audited consolidated financial statements of Westport may include the results of other companies, in whole or in part, in which Westport maintains an equity interest. In addition, an investor company may include the disclosure of Westport’s results or the results of a co-owned subsidiary. The Committee shall establish a coordination and communications framework with the accountants, auditors and audit committees of these companies. The Committee shall satisfy itself that Westport’s consolidated financial statements accurately reflect the results of all companies included, regardless of whether these companies were audited by different external auditors.
6.	Other Responsibilities
A.
Review of Charter. The Committee shall review and reassess the adequacy of this charter at least annually and recommend to the board of directors any amendments or modifications to its charter that the Committee deems appropriate. The Committee shall also prepare and disclose a summary of its mandate to shareholders.

B.
Annual Performance Evaluation. At least annually, as part of the Board self-assessment process, the Committee shall evaluate its own performance and report the results of such evaluation to the board of directors.

C.
Annual Communication Regarding Significant Disagreements. The Committee shall annually inform the external auditors and Management that they should promptly contact the Committee or its Chairman about any significant issue or disagreement related to the system of internal controls and financial reporting.

D.
Annual Review of Transactions Involving Directors and Officers. The Committee shall annually review a summary of the Directors’ and Executive Officers’ travel and entertainment expenses, related party transactions and any conflicts of interest.

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